

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-211718
Subject to Completion, Dated November 9, 2016.

The information in this pricing supplement is not complete and may be changed. This pricing supplement is not an offer to sell nor does it seek an offer to buy these notes in any jurisdiction where the offer or sale is not permited.

The Toronto-Dominion Bank
$
Leveraged Capped Buffered Basket-Linked Notes due

The notes do not bear interest. The amount that you will be paid on your notes on the maturity date (expected to be the third scheduled business day after the valuation date) is based on the performance of an equally weighted basket of common stock, ordinary shares, registered shares and American depository receipts, as measured from the pricing date to and including the valuation date (expected to be approximately 5 years after the pricing date).

If the final basket level on the valuation date is greater than the initial basket level, the return on your notes will be positive and equal to 1.5 *times* the percentage change of the basket, subject to the maximum payment amount (expected to be between $1,450.00 and $1,500.00 for each $1,000 principal amount of your notes). The percentage change of the basket is the percentage increase or decrease in the final basket level from the initial basket level. The initial basket level is 100 and the final basket level will equal (i) 100 *times* (ii) the sum of 1 *plus*, as calculated for each basket component, (a) the percentage change of each company in the basket from the pricing date to the valuation date *multiplied* by (b) its weighting in the basket. If the final basket level declines by up to 20% from the initial basket level, you will receive the principal amount of your notes. **If the final basket level declines by more than 20% from the initial basket level, the return on your notes will be negative, and, despite the inclusion of the buffer level, due to the downside multiplier you may lose your entire principal amount.**

At maturity, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:

- if the percentage change is positive (the final basket level is greater than the initial basket level), the sum of (i) $1,000 *plus* (ii) the product of (a) $1,000 *times* (b) 150.00% *times* (c) the percentage change, subject to the maximum payment amount;
- if the percentage change is zero or negative but not below -20% (the final basket level is equal to or less than the initial basket level, but not by more than 20%), $1,000; or
- if the percentage change is negative and is below -20% (the final basket level is less than the initial basket level by more than 20%), the sum of (i) $1,000 *plus* (ii) the product of (a) $1,000 *times* (b) 125.00% times (c) the sum of the percentage change plus 20%.

Decreases in price of companies in the basket may offset increases in the price of other companies in the basket. The notes do not guarantee the return of principal at maturity.

The notes are unsecured and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. Any payments on the notes are subject to our credit risk. The notes will not be listed on any exchange. You should read the disclosure herein to better understand the terms and risks of your investment. See "Additional Risk Factors" on page P-9 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The estimated value of your notes at the time the terms of your notes are set on the pricing date is expected to be between $950.00 and $980.00 per $1,000 principal amount, as discussed further under "Additional Information Regarding Estimated Value of the Notes" on page P-2. The estimated value is expected to be less than the public offering price of the notes.

	Public Offering Price[1]	**Underwriting Discount**[2]	**Proceeds to TD**
Per Note	$1,000.00	$17.50	$982.50
Total	$	$	$

TD Securities (USA) LLC

[1] Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be as low as $982.50 (98.25%) per principal amount of the notes.

[2] TD Securities (USA) LLC ("TDS") (the "Agent") may receive a commission of up to $17.50 (1.75%) per note and may use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the notes, or will offer the notes directly to investors. The agent may resell the notes to other securities dealers at the principal amount less a concession not in excess of $17.50 (1.75%) per note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page P-38 of this pricing supplement.

The public offering price, underwriting discount and proceeds to TD listed above relate to the notes we issue initially. We may decide to sell additional notes after the date of this pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the public offering price you pay for such notes.

We, TDS or third parties, may use this pricing supplement in the initial sale of the notes. In addition, we, TDS or third parties may use this pricing supplement in a market-making transaction in a note after its initial sale. **Unless we, TDS or another third party, informs the purchaser otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction.**

Additional Information Regarding Estimated Value of the Notes

The final terms for the notes will be determined on the date the notes are initially priced for sale to the public, which we refer to as the pricing date, based on prevailing market conditions on the pricing date, and will be communicated to investors in a final pricing supplement.

The estimated value of the notes is based on the pricing models of unaffiliated third-parties with whom we may enter hedging transactions. These pricing models take into account a number of variables and are based on a number of assumptions, which may or may not materialize, typically including volatility, interest rates, the levels at which our benchmark debt securities trade in the secondary market, price-sensitivity analysis and the time to maturity of the notes.

The estimated value of the notes on the pricing date is expected to be less than the public offering price of the notes. The difference between the public offering price of the notes and the estimated value of the notes is expected to result from several factors, including any sales commissions expected to be paid to TDS, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the levels at which our benchmark debt securities trade in the secondary market, estimated development and other costs which we may incur in connection with the notes and an estimate of the difference between the amounts we pay to an unaffiliated hedge counterparty and the amounts that hedge counterparty pays to us in connection with hedging your notes as described further under "Supplemental Plan of Distribution (Conflicts of Interest)" on P-38. We pay to the hedge counterparty amounts based on our internal credit spreads. In return for such payment, the hedge counterparty pays to us the amounts we owe under your notes.

The estimated value on the pricing date is not a prediction of the price at which the notes may trade in the secondary market, nor will it be the price at which the agent or third parties may buy or sell the notes in the secondary market. Subject to normal market and funding conditions, the agent intends to offer to purchase the notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the pricing date, the price at which the agent may initially buy or sell the notes in the secondary market (if it makes a market in the Notes, which it is not obligated to do), may exceed the estimated value on the pricing date for a temporary period expected to be approximately 9 months after the issue date because, in its discretion, TDS may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes which we will no longer expect to incur over the term of the notes. TDS made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes, the time since issuance and the size of the secondary market transaction. The amount of the estimated costs which TDS effectively reimburses to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the "Additional Risk Factors" beginning on page P-9 of this pricing supplement.

Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	The Toronto-Dominion Bank ("TD")
Issue:	Senior Debt Securities
Type of Note:	Leveraged Capped Buffered Basket-Linked Notes (the "Notes")
Term:	Expected to be approximately 5 years
Basket:	An equally weighted basket comprised of the common stock, ordinary shares, registered shares and American depository receipts of 30 companies listed below:

Bloomberg Ticker	Basket Component	Type of Security	Primary Exchange	Component Weighting*	Initial Basket Component Prices**
ABB UN	ABB Ltd	American depository receipts	New York Stock Exchange	3.33333%	
ALRM UW	Alarm.com Holdings, Inc.	Common Stock	NASDAQ	3.33333%	
AME UN	AMETEK, Inc.	Common Stock	New York Stock Exchange	3.33333%	
AMX UN	América Móvil, S.A.B. de C.V.	American depository receipts	New York Stock Exchange	3.33333%	
AYI UN	Acuity Brands, Inc.	Common Stock	New York Stock Exchange	3.33333%	
COMM UW	CommScope Holding Company, Inc.	Common Stock	NASDAQ	3.33333%	
CUB UN	Cubic Corporation	Common Stock	New York Stock Exchange	3.33333%	
DOX UW	Amdocs Limited	Ordinary Shares	NASDAQ	3.33333%	
FIX UN	Comfort Systems USA, Inc.	Common Stock	New York Stock Exchange	3.33333%	
FLIR UW	FLIR Systems, Inc.	Common Stock	NASDAQ	3.33333%	
FLS UN	Flowserve Corporation	Common Stock	New York Stock Exchange	3.33333%	
HON UN	Honeywell International Inc.	Common Stock	New York Stock Exchange	3.33333%	
HUBB UN	Hubbell Incorporated	Common Stock	New York Stock Exchange	3.33333%	
IRBT UW	iRobot Corporation	Common Stock	NASDAQ	3.33333%	
ITRI UW	Itron, Inc.	Common Stock	NASDAQ	3.33333%	
LEA UN	Lear Corporation	Common Stock	New York Stock Exchange	3.33333%	
LOGI UW	Logitech International S.A.	Registered Shares	NASDAQ	3.33333%	
MRVL UW	Marvell Technology Group Ltd.	Common Shares	NASDAQ	3.33333%	
MWA UN	Mueller Water Products, Inc.	Common Stock	New York Stock Exchange	3.33333%	

MXL UN	MaxLinear, Inc.	Class A Common Stock	New York Stock Exchange	3.33333%	
NTGR UW	NETGEAR, Inc.	Common Stock	NASDAQ	3.33333%	
PHG UN	Koninklijke Philips N.V.	Common Shares	New York Stock Exchange	3.33333%	
PNR UN	Pentair plc	Ordinary Shares	New York Stock Exchange	3.33333%	
ROP UN	Roper Technologies, Inc.	Common Stock	New York Stock Exchange	3.33333%	
SLAB UW	Silicon Laboratories Inc.	Common Stock	NASDAQ	3.33333%	
STM UN	STMicroelectronics N.V.	Common Shares	New York Stock Exchange	3.33333%	
TEL UN	TE Connectivity Ltd.	Common Shares	New York Stock Exchange	3.33333%	
TTC UN	The Toro Company	Common Stock	New York Stock Exchange	3.33333%	
WTS UN	Watts Water Technologies, Inc.	Class A Common Stock	New York Stock Exchange	3.33333%	
XYL UN	Xylem Inc.	Common Stock	New York Stock Exchange	3.33333%	

* Component Weightings may not add up to 100% due to rounding.

** With respect to each Basket Component, its Closing Price on the Pricing Date.

Basket Component Issuer:	The issuer of a Basket Component
CUSIP / ISIN:	89114QYL6 / US89114QYL66
Agent:	TD Securities (USA) LLC ("TDS")
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:	$1,000 per Note; $ in the aggregate for all the offered Notes; the aggregate Principal Amount of the offered Notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered Notes on a date subsequent to the date of the final pricing supplement.
Pricing Date:	[ ]
Issue Date:	Expected to be five Business Days following the Pricing Date
Valuation Date:	Expected to be approximately 5 years after the Pricing Date, subject to postponement for market and other disruptions, as described in "—Final Basket Component Price" below.
Maturity Date:	Expected to be three Business Days following the Valuation Date, subject to postponement for market and other disruptions, as described under "General Terms of the Notes—Maturity Date" on page PS-23 in the product prospectus supplement and in "—Final Basket Component Price" below.

Payment at Maturity:	For each $1,000 Principal Amount of the Notes, we will pay you on the Maturity Date an amount in cash equal: ● if the Final Basket Level is *greater than* or *equal to* the Cap Level, the Maximum Payment Amount; ● if the Final Basket Level is *greater than* the Initial Basket Level but *less than* the Cap Level, the sum of (i) $1,000 *plus* (ii) the product of (a) $1,000 *times* (b) the Leverage Factor *times* (c) the Percentage Change; ● if the Final Basket Level is equal to or less than the Initial Basket Level but *greater than* or *equal to* the Buffer Level, $1,000; or ● if the Final Basket Level is *less than* the Buffer Level, the sum of (i) $1,000 *plus* (ii) the product of (a) $1,000 *times* (b) the Downside Multiplier *times* (c) the sum of the Percentage Change *plus* the Buffer Percentage **If the Final Basket Level is less than the Buffer Level, the investor will receive less than the Principal Amount of the Notes at maturity and may lose their entire Principal Amount.**
Leverage Factor:	150.00%
Cap Level:	Expected to be between approximately 130.00% and 133.33% of the Initial Basket Level (to be determined on the Pricing Date)
Buffer Percentage:	20.00%
Buffer Level:	80.00% of the Initial Basket Level
Downside Multiplier:	The quotient of the Initial Basket Level *divided* by the Buffer Level, which equals 125.00%
Maximum Payment Amount:	Between $1,450.00 and $1,500.00 per $1,000 Principal Amount of the Notes (145.00 - 150.00% of the Principal Amount of the Notes). As a result of the Maximum Payment Amount, the maximum return at maturity of the Notes will be 45.00% - 50.00% of the Principal Amount of the Notes. The actual Maximum Payment Amount will be determined on the Pricing Date.
Percentage Change:	The quotient of (1) the Final Basket Level *minus* the Initial Basket Level *divided* by (2) the Initial Basket Level, expressed as a percentage.
Initial Basket Level:	To be set to 100 on the Pricing Date.
Final Basket Level:	100 × [1 + (the sum of the products of the Basket Component Return for each Basket Component *multiplied* by its Component Weighting)]
Basket Component Return:	With respect to each Basket Component: $$\frac{\text{Final Basket Component Price - Initial Basket Component Price}}{\text{Initial Basket Component Price}}$$
Initial Basket Component Price:	With respect to each Basket Component, its Closing Price on the Pricing Date, as shown in the table above, subject to adjustment as provided under "General Terms of the Notes—Anti-Dilution Adjustments" on page PS-27 in the product prospectus supplement and "Anti-Dilution Adjustments—Reorganization Events" herein.

Final Basket Component Price:	With respect to each Basket Component, its Closing Price on the Valuation Date, subject to adjustment as provided under "General Terms of the Notes—Anti-Dilution Adjustments" on page PS-27 in the product prospectus supplement.
	If the originally scheduled Valuation Date is not a Trading Day with respect to a Basket Component or a market disruption event with respect to a Basket Component occurs or is continuing on the originally scheduled Valuation Date, the Final Basket Component Price for that Basket Component will be its Closing Price on the first Trading Day for such Basket Component following the originally scheduled Valuation Date on which the Calculation Agent determines that a market disruption event does not occur or is not continuing. If a market disruption event with respect to such Basket Component occurs or is continuing on each Trading Day to and including the tenth Trading Day following the originally scheduled Valuation Date, the Final Basket Component Price for that Basket Component will be determined by the Calculation Agent on that day, regardless of whether such day is a Trading Day or the occurrence or continuation of a market disruption event on that day. For the avoidance of doubt, if the originally scheduled Valuation Date is a Trading Day and no market disruption event exists on that day with respect to a Basket Component, the determination of that Basket Component's Final Basket Component Price will be made on the originally scheduled Valuation Date, irrespective of the non-Trading Day status or the existence of a market disruption event with respect to any other Basket Component. For definition of a market disruption event, see "General Terms of the Notes—Market Disruption Events" beginning on page PS-25 of the product prospectus supplement. If the originally scheduled Valuation Date is postponed due to a non-Trading Day or a market disruption event for any Basket Component, the Maturity Date will be postponed to the third Business Day after the postponed Valuation Date.
Closing Price of a Basket Component:	With respect to each Basket Component, on any Trading Day, the official Closing Price of that Basket Component as quoted on the Primary Exchange.
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
Trading Day:	A Trading Day with respect to a Basket Component means a day on which the Primary Exchange is scheduled to be open for trading.
U.S. Tax Treatment:	By purchasing a Note, each holder agrees, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Notes, for U.S. federal income tax purposes, as pre-paid derivative contracts with respect to the Basket. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it is reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above. Please see the discussion below under "Supplemental Discussion of U.S. Federal Income Tax Consequences".
Canadian Tax Treatment:	Please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences," which applies to the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg) as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus.

The Pricing Date, the Issue Date, the Valuation Date and the Maturity Date are subject to change. These dates will be set forth in the final pricing supplement that will be made available in connection with sales of the Notes.

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. ***The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.***

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" beginning on page P-9 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the "SEC") website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated June 30, 2016:
  http://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm

- Product Prospectus Supplement MLN-ES-ETF-1 dated July 8, 2016:
  http://www.sec.gov/Archives/edgar/data/947263/000089109216016045/e70441_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

Anti-Dilution Adjustments

Reorganization Events

Notwithstanding any provision in the product prospectus supplement under "General Terms of the Notes—Anti-Dilution Adjustments," each of the following is a reorganization event with respect to a Basket Component:
1. a Basket Component is reclassified or changed;
2. the issuer of a Basket Component has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all the outstanding shares are exchanged for or converted into other property;
3. a statutory share exchange involving the outstanding shares and the securities of another entity occurs, other than as part of an event described in the two bullet points above;
4. the issuer of a Basket Component sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;
5. the issuer of a Basket Component effects a spin-off—that is, issues to all holders of a Basket Component equity securities of another issuer, other than as part of an event described in the four bullet points above;
6. the issuer of a Basket Component is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law; or
7. another entity completes a tender or exchange offer for all of the outstanding shares of the issuer of a Basket Component.

On the date of the first public announcement of the firm intention to engage in a reorganization event described above under 2, 3, 4 or 7 (the "Announcement Date"), the Calculation Agent will (i) remove the affected Basket Component from the Basket and (ii) the value of the distribution property distributed in respect of the affected Basket Component will be valued at and deemed to be reinvested in the remaining Basket Components *pro rata* based on the Closing Prices of the remaining Basket Components on the Announcement Date. The Calculation Agent will compute the Basket Component Return for the reinvested portion by valuing the return on the affected Basket Component to the Announcement Date and the return on the pro-rata reinvested portion in each Basket Component based on the relevant return of that Basket Component after the Announcement Date to the Valuation Date.

If a reorganization event described above under 1, 5 or 6 occurs, then the Calculation Agent will determine the closing price of the Basket Component on the Valuation Date by valuing the relevant distribution property as set forth in the product prospectus supplement under "General Terms of the Notes--Anti-Dilution Adjustments," provided that the provisions therein under—Anti-Dilution Adjustments—Substitution" will not apply.

Additional Risk Factors

The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see "Additional Risk Factors Specific to the Notes" beginning on page PS-4 in the product prospectus supplement and "Risk Factors" on page 1 in the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Principal at Risk.

Investors in the Notes could lose their entire Principal Amount if there is a decline in the level of the Basket by more than the Buffer Percentage. If the Final Basket Level is less than the Initial Basket Level by more than 20%, you will lose a portion of the Principal Amount equal to the Downside Multiplier *multiplied* by the sum of the negative Percentage Change *plus* the Buffer Percentage *times* $1,000. Specifically, you will lose 1.25% of the Principal Amount of each of your Notes for every 1% that the Final Basket Level is less than the Initial Basket Level in excess of the Buffer Percentage and you may lose your entire Principal Amount.

The Notes Do Not Pay Interest and Your Return on the Notes May Be Less Than the Return on Conventional Debt Securities of Comparable Maturity.

There will be no periodic interest payments on the Notes as there would be on conventional fixed-rate or floating-rate debt securities having the same term. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.

Your Potential Return on the Notes Is Limited by the Maximum Payment Amount and May Be Less Than the Return on a Direct Investment In the Basket Components.

The opportunity to participate in the possible increases in the level of the Basket through an investment in the Notes will be limited because the Payment at Maturity will not exceed the Maximum Payment Amount. Furthermore, the effect of the Leverage Factor will not be taken into account for any Final Basket Level exceeding the Cap Level no matter how much the level of the Basket may rise above the Cap Level. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the performance of the Basket Components.

Changes in the Price of One Basket Component May Be Offset by Changes in the Price of the Other Basket Components.

A change in the price of one Basket Component may not correlate with changes in the prices of the other Basket Components. The price of one or more Basket Components may increase, while the price of one or more other Basket Components may not increase as much, or may even decrease. Therefore, in determining the price of the Basket as of any time, increases in the price of one Basket Component may be moderated, or wholly offset, by lesser increases or decreases in the price of one or more other Basket Components.

Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Although the return on the Notes will be based on the performance of the Basket, the payment of any amount due on the Notes is subject to TD's credit risk. The Notes are TD's unsecured debt obligations. Investors are dependent on TD's ability to pay all amounts due on the Notes on the Maturity Date, and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Notes.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. The Agent or third parties may make a market for the Notes; however, they are not required to do so and may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the prices of the Basket Components and, as a result, you may suffer substantial losses.

If the Price of the Basket Components Change, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of the Basket Components. Changes in the Closing Prices of the Basket Components may not result in a comparable change in the market value of your Notes. Even if the Closing Prices of the Basket Components increase above the Initial Basket Component Prices during the life of the Notes, the market value of your Notes may not increase by the same amount and could decline.

The Payment at Maturity Is Not Linked to the Closing Prices of the Basket Components at Any Time Other than the Valuation Date.

The Final Basket Level will be based on the Closing Prices of the Basket Components on the Valuation Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the Closing Prices of the Basket Components dropped precipitously on the Valuation Date, the Payment at Maturity for your Notes may be significantly less than it would have been had the Payment at Maturity been linked to the Closing Prices of the Basket Components prior to such drop in the Closing Prices of the Basket Components. Although the actual Closing Prices of the Basket Components on the Maturity Date or at other times during the life of your Notes may be higher than their prices on the Valuation Date, you will not benefit from the Closing Prices of the Basket Components at any time other than on the Valuation Date.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Public Offering Price.

At our sole option, we may decide to sell an additional aggregate Principal Amount of the Notes subsequent to the date of the final pricing supplement. The public offering price of the Notes in the subsequent sale may differ substantially (higher or lower) from the original public offering price you paid as provided on the cover of the final pricing supplement.

If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected.

The Payment at Maturity will not be adjusted based on the public offering price you pay for the Notes. If you purchase Notes at a price that differs from the Principal Amount of the Notes, then the return on your investment in such Notes held to the Maturity Date will differ from, and may be substantially less than, the return on Notes purchased at Principal Amount. If you purchase your Notes at a premium to Principal Amount and hold them to the Maturity Date, the return on your investment in the Notes will be lower than it would have been had you purchased the Notes at Principal Amount or a discount to Principal Amount. In addition, the impact of the Buffer Level and the Cap Level on the return on your investment will depend upon the price you pay for your Notes relative to Principal Amount. For example, if you purchase your Notes at a premium to Principal Amount, the Cap Level will only permit a lower positive return in your investment in the Notes than would have been the case for Notes purchased at Principal Amount or a discount to Principal Amount. Similarly, the Buffer Level, while still providing some protection for the return on the Notes, will allow a greater percentage decrease in your investment in the Notes than would have been the case for Notes purchased at Principal Amount or a discount to Principal Amount.

The Business Activities of the Issuer or its Affiliates May Create Conflicts of Interest.

We and our affiliates expect to engage in trading activities related to one or more Basket Component Issuers that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of a Basket Component, could be adverse to the interests of the holders of the Notes. We and our affiliates may, at present or in the future, engage in business with the Basket Component Issuers, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates' obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to most or even all of the Basket Components. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Even if we and our affiliates provides research that expresses a negative opinion about one or more of the Basket Components, or if market conditions in the finance sector or otherwise change, the composition of the Basket will not change during the term of the Notes (except under the limited circumstances described below). Any of these activities by us or one or more of our or their affiliates may affect the prices of the Basket Component and, therefore, the market value of the Notes.

Hedging Activities May Adversely Affect the Market Value of the Notes.

We and any third party with whom we may enter into hedging arrangements with respect to the Notes may hedge by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the price of the Basket Components, and may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines. We or these third parties may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the applicable Basket Components.

These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers' accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes

The Estimated Value of Your Notes at the Time the Terms of Your Notes Are Set on the Pricing Date Will Be Less Than the Public Offering Price of Your Notes.

The public offering price for your Notes will exceed the estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date. This estimated value is set forth under "Additional Information Regarding Estimated Value of the Notes" on page P-2 of this pricing supplement. As discussed in such section, the pricing models that are used to determine the estimated value of your Notes consider our credit spreads. After the Pricing Date, the estimated value will be affected by changes in market conditions, our creditworthiness and other relevant factors as further described under "Additional Information Regarding Estimated Value of the Notes" on page P-2 of this pricing supplement.

The Temporary Price at Which The Agent, Other Affiliates of Ours or Third Parties May Initially Buy The Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agent may initially buy or sell the Notes in the secondary market (if it makes a market in the Notes, which it is not obligated to do) may exceed the estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Issue Date of the Notes. The price at which the Agent may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes. Your financial institution may reflect this temporary positive differential on their customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors.

When we refer to the market value of your Notes, we mean the value that you could receive for your Notes if you chose to sell them in the open market before the Maturity Date. A number of factors, many of which are beyond our control, will influence the market value of your Notes, including:

- the prices of the Basket Components

- the volatility – i.e., the frequency and magnitude of changes – in the level of the Basket;

- the dividend rates of the Basket Components;

- economic, financial, regulatory, political, military or other events that may affect the prices of any of the Basket Components and thus the level of the Basket;

- the correlation among the Basket Components;

- interest rate and yield rates in the market;

- the time remaining until your Notes mature;

- fluctuations in the exchange rate between currencies in which the relevant non-U.S. shares represented by American depositary receipts are quoted and traded and the U.S. dollar; and

- our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your Notes before maturity, including the price you may receive for your Notes in any market-making transaction. If you sell your Notes prior to maturity, you may receive less than the Principal Amount of your Notes.

The future levels of the Basket cannot be predicted. The actual change in the level of the Basket over the life of the Notes, as well as the Payment at Maturity, may bear little or no relation to the hypothetical historical closing levels of the Basket or to the hypothetical examples shown elsewhere in this pricing supplement.

The Calculation Agent May be Required to Replace a Basket Component if the Existing Basket Component Experiences Certain Corporate Events.

If certain reorganization events with respect to a Basket Component or a Basket Component Issuer are announced during the life of your Notes, e.g., an announcement of a merger, consolidation or other combination with respect to a Basket Component Issuer, the affected Basket Component will be removed and its value reallocated, pro rata, among the remaining Basket Components. This reallocation may have an adverse impact on the value of the Basket.

An Investment in the Notes Will Be Subject to Risks Associated with Non-U.S. Securities Markets.

The Basket Components include American depository receipts which are denominated in U.S. dollars but represent non-U.S. equity securities. Investments linked to the value of non-U.S. equity securities involve particular risks. Any non-U.S. securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other non-U.S. securities markets. Both government intervention in a non-U.S. securities market, either directly or indirectly, and cross-shareholdings in non-U.S. companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC. Further, non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities are subject to political, economic, financial and social factors that are unique to such country's geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable government's economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. Any one of these factors, or the combination of more than one of these factors, could negatively affect such non-U.S. securities market and the price of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a non-U.S. securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other non-U.S. securities markets. Non-U.S. economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on non-U.S. securities prices.

The U.K.'s referendum to leave the European Union may adversely affect the performance of the Basket Components.

The Basket includes equity securities that have been issued by European Union member companies. The U.K.'s referendum on June 23, 2016 to leave the European Union, which we refer to as "Brexit," has and may continue to cause disruptions to capital and currency markets worldwide and to the markets tracked by those Basket Components in particular. The full impact of the Brexit decision, however, remains uncertain. A process of negotiation, which is likely to take a number of years, will determine the future terms of the U.K.'s relationship with the European Union. The performance of the Basket Components may be negatively affected by interest rate, exchange rate and other market and economic volatility, as well as regulatory and political uncertainty.

Exchange Rate Movements May Impact the Value of the Notes.

If the Basket Components include ADRs that hold stocks, commodities, futures contracts on commodities or other assets that are traded in a currency other than U.S. dollars and, for purposes of the applicable ADR, are converted into U.S. dollars, then the applicable Final Basket Component Prices may depend in part on the relevant exchange rates. If the value of the U.S. dollar strengthens or weakens against the relevant currencies, the applicable Final Basket Component Prices and the return on the Notes may be adversely affected.

Your Notes are Linked to the Basket Components and Therefore the Price Movements of Those Basket Components.

Your Notes are linked to the 30 Basket Components, and the return on your Notes is therefore affected by the movements in the market prices of those Basket Components. Each Basket Component Issuer faces its own business risks and challenges, which may adversely affect the Basket Component's price. In addition, the Basket Components will not change (except as described below under "—You Will Have Limited Anti-Dilution Protection"), and your Notes will remain linked to the Basket Components even if one or more of the Basket Component Issuers is experiencing severe business risks and challenges. It is possible that large declines in the prices of one or more Basket Components could affect the Percentage Change such that you would lose a portion or your entire investment in the Notes.

If the Level of the Basket Changes, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of the Basket. Changes in the level of the Basket may not result in a comparable change in the market value of your Notes. This is because your Payment at Maturity will be based only on the Final Basket Level. If the Percentage Change is negative (i.e., the Final Basket Level is less than the Initial Basket Level), you could lose all or a substantial portion of your investment in the Notes. We discuss some of the reasons for this disparity under "—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors" and "—Your Potential Return on the Notes Is Limited by the Maximum Payment Amount and May Be Less Than the Return on a Direct Investment In the Basket Components" above.

As of the Date of this Pricing Supplement, There is No Actual History for the Closing Levels of the Basket.

The Payment at Maturity, if any, for each of your Notes is linked to the Percentage Change in the Basket, which will begin to be calculated on the Pricing Date. Since there will be no actual history for the closing levels of the Basket, no actual historical information about the closing levels of the Basket will be available for you to consider in making an independent investigation of the performance of the Basket, which may make it difficult for you to make an informed decision with respect to an investment in your Notes.

There Is Limited Hypothetical Historical Information About the Basket.

The Notes are linked to the performance of the Basket. Because one of the Basket Components, Alarm.com Holdings, Inc., has available historical data only from June 26, 2015 through November 7, 2016, hypothetical historical closing levels of the Basket are only available for this period. Because the hypothetical historical levels of the Basket are unavailable prior to June 26, 2015, limited hypothetical historical Basket level information will be available for you to consider in making an informed decision with respect to the Notes.

Hypothetical Past Basket Performance is No Guide to Future Performance.

The actual performance of the Basket over the life of the Notes, as well as the Payment at Maturity, may bear little relation to the hypothetical historical closing levels of the Basket (when available) or to the hypothetical return examples set forth elsewhere in this pricing supplement. The future performance of the Basket cannot be predicted.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Basket Components.

The return on your Notes will not reflect the return you would realize if you actually owned the Basket Components and received the dividends paid on those Basket Components. You will not receive any dividends that may be paid on any of the Basket Components by the Basket Component Issuers. See "—You Have No Shareholder Rights or Rights to Receive any Basket Components" below for additional information.

There is No Affiliation Between the Basket Component Issuers and Us.

We are not affiliated with the Basket Component Issuers. However, we or our affiliates may currently or from time to time in the future engage in business with the Basket Component Issuers. Nevertheless, neither we nor any of our affiliates are responsible for any Basket Component Issuer's public disclosure of information whether contained in SEC filings or otherwise. In connection with the offering of the Notes, we have not participated in the preparation of such documents or made any due diligence inquiry with respect to any Basket Component Issuer. You, as an investor in your Notes, should make your own investigation into the Basket Component Issuers. See "Information Regarding the Basket and the Basket Components" on page P-18 of this pricing supplement for additional information about the Basket.

No Basket Component Issuer Will Have Any Role or Responsibilities with Respect to the Notes.

None of the Basket Component Issuers will have authorized or approved the Notes, or will be involved in this offering. No such company will have any financial or legal obligation with respect to the Notes or the amounts to be paid to you, including any obligation to take our needs or your needs into consideration for any reason, including taking any corporate actions that might affect the value of the Basket Components or the Notes. No such company will receive any of the proceeds from any offering of the Notes. No Basket Component Issuer or any other company will be responsible for, or participate in, the determination or calculation of the Payment at Maturity.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment on the Notes. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a market disruption event affecting a Basket Component has occurred. This determination may, in turn, depend on the Calculation Agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent's role, see "General Terms of the Notes— Role of Calculation Agent" in the product prospectus supplement.

You Have No Shareholder Rights or Rights to Receive any Basket Components.

Investing in your Notes will not make you a holder of any of the Basket Components. Neither you nor any other holder or owner of your Notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to any Basket Components. Your Notes will be paid in cash to the extent any amount is payable at maturity, and you will have no right to receive delivery of any of the Basket Components.

You Will Have Limited Anti-Dilution Protection.

The Calculation Agent will adjust the Initial Basket Component Price for stock splits, reverse stock splits, stock dividends, extraordinary dividends and other events that affect a Basket Component, but only in the situations we describe in "General Terms of the Notes—Anti-Dilution Adjustments" in the product prospectus supplement and above under "Anti-Dilution Adjustments". The Calculation Agent will not be required to make an adjustment for every corporate event that may affect a Basket Component. Those events or other actions by the Basket Component Issuer or a third party may nevertheless adversely affect the price of a Basket Component, and adversely affect the value of your Notes.

Market Disruption Events and Adjustments.

The Maturity Date and the Valuation Date are subject to adjustment as described in the product prospectus supplement due to the occurrence of one or more market disruption events. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Notes—Market Disruption Events" in the product prospectus supplement.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

Significant aspects of the U.S. tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation and should read carefully the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences."

If you are not a Non-resident Holder (as that term is defined in the prospectus) or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Hypothetical Returns

The examples and graph set out below are included for illustration purposes only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical Basket levels on the Valuation Date could have on the Payment at Maturity assuming all other variables remain constant.

The examples below are based on a range of Final Basket Levels and Final Basket Component Prices that are entirely hypothetical; the Basket level on any day throughout the life of the Notes, including the Final Basket Level on the Valuation Date, cannot be predicted. The Basket Components have been highly volatile in the past — meaning that the Closing Prices of the Basket Components have changed considerably in relatively short periods — and the performance of the Basket cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered Notes assuming that they are purchased on the Issue Date at the Principal Amount and held to the Maturity Date. If you sell your Notes in a secondary market prior to the Maturity Date, your return will depend upon the market value of your Notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the Basket Components and our creditworthiness. In addition, the estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date (as determined by reference to the applicable pricing models) is less than the original public offering price of your Notes. For more information on the estimated value of your Notes, see "Additional Risk Factors—The Estimated Value of Your Notes at the Time the Terms of Your Notes Are Set on the Pricing Date Will Be Less Than the Public Offering Price of Your Notes**"** on page P-11 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions	
Principal Amount	$1,000
Initial Basket Level	100
Leverage Factor	150.00%
Hypothetical Cap Level	130.00% of the Initial Basket Level
Hypothetical Maximum Payment Amount	$1,450.00
Buffer Level	80 (80% of the Initial Basket Level)
Downside Multiplier	125.00%
Buffer Percentage	20%
Neither a market disruption event nor a non-Trading Day occurs with respect to any Basket Component on the originally scheduled Valuation Date	
No change in or affecting any of the Basket Components or the method by which an Basket Component Issuer calculates the relevant Basket Component	
Notes purchased on the Issue Date at the Principal Amount and held to the Maturity Date	

Moreover, we have not yet set the Initial Basket Component Prices that will serve as the baseline for determining the Percentage Change and the amount that we will pay on your Notes, if any, at maturity. We will not do so until the Pricing Date. As a result, the actual Initial Basket Component Prices may differ substantially from the Closing Prices of the Basket Components prior to the Pricing Date. For these reasons the actual performance of the Basket over the life of your Notes, as well as the Payment at Maturity, if any, may bear little relation to the hypothetical examples shown below or to the hypothetical closing levels of the Basket or the historical Closing Prices of the Basket Components shown elsewhere in this pricing supplement. For information about the historical Closing Prices of the Basket Components and the hypothetical closing levels of the Basket during recent periods, see "Information Regarding the Basket and the Basket Components—Hypothetical Historical Information of the Basket" and "Information Regarding the Basket Components—Historical Information of the Basket Components" below. Before investing in the offered Notes, you should consult publicly available information to determine the Closing Prices of the Basket Components between the date of this pricing supplement and the date of your purchase of the offered Notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your Notes, tax liabilities could affect the after-tax rate of return on your Notes to a comparatively greater extent than the after-tax return on the Basket Components.

The levels in the left column of the table below represent hypothetical Final Basket Levels and are expressed as percentages of the Initial Basket Level. The amounts in the right column represent the hypothetical Payment at Maturity, based on the corresponding hypothetical Final Basket Level, and are expressed as percentages of the Principal Amount of a Note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Payment at Maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding Principal Amount of the offered Notes on the Maturity Date would equal 100.000% of the Principal Amount of a Note, based on the corresponding hypothetical Final Basket Level and the assumptions noted above.

Hypothetical Final Basket Level (as Percentage of Initial Basket Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	145.000%
145.000%	145.000%
140.000%	145.000%
135.000%	145.000%
130.000%	145.000%
120.000%	130.000%
110.000%	115.000%
100.000%	**100.000%**
90.000%	100.000%
80.000%	100.000%
75.000%	93.750%
70.000%	87.500%
60.000%	75.000%
50.000%	62.500%
25.000%	31.250%
0.000%	**0.000%**

If, for example, the Final Basket Level were determined to be 25.000% of the Initial Basket Level, the Payment at Maturity that we would deliver on your Notes at maturity would be approximately 31.250% of the Principal Amount of your Notes, as shown in the table above. As a result, if you purchased your Notes on the Issue Date at the Principal Amount and held them to the Maturity Date, you would lose approximately 68.750% of your investment (if you purchased your Notes at a premium to Principal Amount you would lose a correspondingly higher percentage of your investment). If the Final Basket Level were determined to be 0.000% of the Initial Basket Level, you would lose 100.000% of your investment in the Notes. In addition, if the Final Basket Level were determined to be 150.000% of the Initial Basket Level, the Payment at Maturity that we would deliver on your Notes at maturity would be capped at the Maximum Payment Amount, or 145.000% of each $1,000 Principal Amount of your Notes, as shown in the table above. As a result, if you held your Notes to the Maturity Date, you would not benefit from any increase in the Final Basket Level of greater than 130.000% of the Initial Basket Level.

The following chart shows a graphical illustration of the hypothetical Payment at Maturity that we would pay on your Notes on the Maturity Date, if the Final Basket Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Payments at Maturity in the chart are expressed as percentages of the Principal Amount of your Notes and the hypothetical Final Basket Levels are expressed as percentages of the Initial Basket Level. The chart shows that any hypothetical Final Basket Level less than the Buffer Level (the section left of the 80.00% marker on the horizontal axis) would result in a hypothetical Payment at Maturity of less than 100.00% of the Principal Amount of your Notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the Notes. The chart also shows that any hypothetical Final Basket Level of greater than or equal to 130.00% (the section right of the 130.00% marker on the horizontal axis) would result in a capped return on your investment.



The Payments at Maturity shown above are entirely hypothetical; they are based on market prices of the Basket Components that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payment at Maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered Notes. The hypothetical Payment at Maturity on the Notes shown above assume you purchased your Notes at their Principal Amount and have not been adjusted to reflect the actual public offering price you pay for your Notes. The return on your investment (whether positive or negative) in your Notes will be affected by the amount you pay for your Notes. If you purchase your Notes for a price other than the Principal Amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read "Additional Risk Factors Specific to the Notes—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors" beginning on page PS-6 of the product prospectus supplement.

Payments on the Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the Notes are economically equivalent to a combination of a non-interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the Notes or the U.S. federal income tax treatment of the Notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Basket Level or what the market value of your Notes will be on any particular Trading Day, nor can we predict the relationship between the price of any Basket Component and the market value of your Notes at any time prior to the Maturity Date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered Notes will depend on the actual Cap Level, and the actual Maximum Payment Amount, which we will set on the Pricing Date, and the actual Final Basket Level to be determined by the Calculation Agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your Notes, if any, on the Maturity Date may be very different from the information reflected in the table and chart above.

Information Regarding the Basket and the Basket Components

General

The Basket consists of common stock, ordinary shares, registered shares and American depository receipts of 30 companies described below.

Basket Components

The following table lists the Basket Components and their corresponding Bloomberg tickers, primary listings and initial prices. The initial prices will not be determined until the Pricing Date. Each of the Basket Component Issuers faces its own business risks and other competitive factors. All of those factors may affect the Percentage Change, and, consequently, the amount payable on your Note, if any, on the Maturity Date.

Bloomberg Ticker	Basket Component	Type of Security	Primary Exchange	Component Weighting*	Initial Basket Component Prices**
ABB UN	ABB Ltd	American Depositary Shares	New York Stock Exchange	3.33333%	
ALRM UW	Alarm.com Holdings, Inc.	Common Stock	NASDAQ	3.33333%	
AME Un	AMETEK, Inc.	Common Stock	New York Stock Exchange	3.33333%	
AMX UN	América Móvil, S.A.B. de C.V.	ADR	New York Stock Exchange	3.33333%	
AYI UN	Acuity Brands, Inc.	Common Stock	New York Stock Exchange	3.33333%	
COMM UW	CommScope Holding Company, Inc.	Common Stock	NASDAQ	3.33333%	
CUB UN	Cubic Corporation	Common Stock	New York Stock Exchange	3.33333%	
DOX UW	Amdocs Limited	Ordinary Shares	NASDAQ	3.33333%	
FIX UN	Comfort Systems USA, Inc.	Common Stock	New York Stock Exchange	3.33333%	
FLIR UW	FLIR Systems, Inc.	Common Stock	NASDAQ	3.33333%	
FLS UN	Flowserve Corporation	Common Stock	New York Stock Exchange	3.33333%	
HON UN	Honeywell International Inc.	Common Stock	New York Stock Exchange	3.33333%	
HUBB UN	Hubbell Incorporated	Common Stock	New York Stock Exchange	3.33333%	
IRBT UW	iRobot Corporation	Common Stock	NASDAQ	3.33333%	
ITRI UW	Itron, Inc.	Common Stock	NASDAQ	3.33333%	
LEA UN	Lear Corporation	Common Stock	New York Stock Exchange	3.33333%	
LOGI UW	Logitech International S.A.	Registered Shares	NASDAQ	3.33333%	
MRVL UW	Marvell Technology Group Ltd.	Common Shares	NASDAQ	3.33333%	

MWA UN	Mueller Water Products, Inc.	Common Stock	New York Stock Exchange	3.33333%	
MXL UN	MaxLinear, Inc.	Class A Common Stock	New York Stock Exchange	3.33333%	
NTGR UW	NETGEAR, Inc.	Common Stock	NASDAQ	3.33333%	
PHG UN	Koninklijke Philips N.V.	Common Shares	New York Stock Exchange	3.33333%	
PNR UN	Pentair plc	Ordinary Shares	New York Stock Exchange	3.33333%	
ROP UN	Roper Technologies, Inc.	Common Stock	New York Stock Exchange	3.33333%	
SLAB UW	Silicon Laboratories Inc.	Common Stock	NASDAQ	3.33333%	
STM UN	STMicroelectronics N.V.	Common Shares	New York Stock Exchange	3.33333%	
TEL UN	TE Connectivity Ltd.	Common Shares	New York Stock Exchange	3.33333%	
TTC UN	The Toro Company	Common Stock	New York Stock Exchange	3.33333%	
WTS UN	Watts Water Technologies, Inc.	Class A Common Stock	New York Stock Exchange	3.33333%	
XYL UN	Xylem Inc.	Common Stock	New York Stock Exchange	3.33333%	

* Component Weightings may not add up to 100% due to rounding.

** With respect to each Basket Component, its Closing Price on the Pricing Date.

Calculation of the Basket

The Initial Basket Level is 100. The Final Basket Level will equal (i) 100 *times* (ii) the sum of 1 *plus*, as calculated for each Basket Component, (a) the Basket Component Return *multiplied* by (b) its Component Weighting (subject to anti-dilution adjustments described under "Anti-Dilution Adjustments" on page P-7 and "—You Will Have Limited Anti-Dilution Protection" on page P-14 of this pricing supplement).

Hypothetical Historical Information of the Basket

Because the Basket is a newly created Basket and its level will begin to be calculated and published only on the Pricing Date, there is no actual historical information about the closing levels of the Basket as of the date of this pricing supplement. Therefore, the hypothetical closing levels of the Basket provided in the table below were calculated from publicly available historical Closing Prices of each Basket Component in accordance with the methodology of the Basket and subject to several factors described below.

The following graph sets forth the hypothetical closing levels of the Basket for the period from June 26, 2015 through November 7, 2016, assuming that the level of the Basket was 100 on June 26, 2015. The hypothetical closing levels of the Basket begin at June 26, 2015 because one of the Basket Components, Alarm.com Holdings, Inc., has available historical date only from June 26, 2015 through November 7, 2016. We derived the levels based on the method to calculate the level of the Basket as described in this document and on actual Closing Prices of the Basket Components on the relevant date. The level of the Basket has been adjusted such that its hypothetical closing level on June 26, 2015 was 100. As noted in this document, the Initial Basket Level will be set at 100 on the Pricing Date. The level of the Basket can increase or decrease due to changes in the Closing Prices of the Basket Components.



You should not take the hypothetical historical closing levels of the Basket as an accurate estimate of historical levels or an indication of the future closing levels of the Basket. Because the hypothetical closing levels of the Basket were calculated based on additional factors that may not be true when the actual level of the Basket for the Notes is calculated on and after the Pricing Date, you should not take the hypothetical levels of the hypothetical Basket shown above as an accurate estimate of historical performance or an indication of the future performance of the Basket. We cannot give you any assurance that the future performance of the Basket for the Notes will follow a pattern similar to that of the hypothetical levels of the hypothetical Basket shown above and we cannot give you any assurance that the future performance of the Basket will result in your receiving an amount greater than the outstanding Principal Amount of your Notes on the Maturity Date.

Neither we nor any of our affiliates make any representation to you as to the performance of the Basket. The actual performance of the Basket over the life of the offered Notes, as well as the Payment at Maturity may bear little relation to the hypothetical historical levels shown above.

The Closing Prices of the Basket Components have fluctuated in the past and, therefore, so has the hypothetical level of the Basket. Also, the actual level of the Basket may, in the future, experience significant fluctuations. Any upward or downward trend in the hypothetical level of the Basket during any period shown below is not an indication that the actual level of the Basket is more or less likely to increase or decrease at any time during the term of your Notes.

Historical Information of the Basket Components

This pricing supplement relates only to the Notes offered hereby and does not relate to any Basket Components or other securities of any Basket Component Issuer. We derived all disclosures in this pricing supplement regarding the Basket Component Issuers from publicly available documents. In connection with the offering of the Notes, none of us or our affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any Basket Component Issuer. You, as an investor in the Notes, should conduct your own investigation into the Basket Components and each Basket Component Issuer.

The tables below set forth the quarterly high, low, and period-end Closing Prices of each Basket Component for each quarter in the period from January 1, 2008 through November 8, 2016, except where otherwise indicated. Information for the fourth quarter of 2016 is for the period of October 3, 2016 through November 8, 2016. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2016. We obtained the information regarding the historical performance of each Basket Component in the tables below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of a Basket Component should not be taken as an indication of its future performance, and no assurance can be gives as to the Final Basket Component Price of any Basket Component or the Final Basket Level. We cannot give you assurance that the performance of the Basket will result in any positive return on your initial investment.

ABB Ltd

According to publicly available information, ABB Ltd produces power and automation technologies for customers in the utility, industry and transportation & infrastructure sectors. Information filed by ABB Ltd with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-16429, or its CIK Code: 0001091587. ABB Ltd's website is http:// www.abb.com. ABB Ltd's American depository receipts are listed on the New York Stock Exchange under the ticker symbol "ABB."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$28.64	$22.93	$26.92	September 28, 2012	$20.03	$15.77	$18.70
June 30, 2008	$32.95	$26.38	$28.32	December 31, 2012	$20.83	$17.69	$20.79
September 30, 2008	$28.69	$17.97	$19.40	March 28, 2013	$23.17	$20.87	$22.76
December 31, 2008	$19.00	$9.12	$15.01	June 28, 2013	$23.23	$20.89	$21.66
March 31, 2009	$15.25	$10.97	$13.94	September 30, 2013	$24.03	$21.41	$23.59
June 30, 2009	$17.37	$14.06	$15.78	December 31, 2013	$26.56	$22.77	$26.56
September 30, 2009	$21.02	$14.69	$20.04	March 31, 2014	$27.09	$24.31	$25.79
December 31, 2009	$21.90	$17.83	$19.10	June 30, 2014	$26.26	$22.80	$23.02
March 31, 2010	$21.84	$17.30	$21.84	September 30, 2014	$24.01	$22.27	$22.41
June 30, 2010	$22.56	$16.05	$17.28	December 31, 2014	$23.02	$20.37	$21.15
September 30, 2010	$21.28	$17.43	$21.12	March 31, 2015	$21.64	$19.14	$21.17
December 31, 2010	$22.69	$19.36	$22.45	June 30, 2015	$23.14	$20.88	$20.88
March 31, 2011	$24.51	$21.78	$24.19	September 30, 2015	$20.88	$17.14	$17.67
June 30, 2011	$27.49	$23.94	$25.95	December 31, 2015	$19.15	$17.48	$17.73
September 30, 2011	$26.61	$16.77	$17.08	March 31, 2016	$19.58	$16.06	$19.42
December 30, 2011	$20.37	$16.42	$18.83	June 30, 2016	$21.62	$18.98	$19.83
March 30, 2012	$21.91	$19.24	$20.41	September 30, 2016	$22.81	$18.90	$22.51
June 29, 2012	$20.70	$15.42	$16.32	November 8, 2016	$22.88	$20.40	$20.90

Alarm.com Holdings, Inc.

According to publicly available information, Alarm.com Holdings, Inc. is a platform solution for the connected home enabling home and business owners to secure their properties and automate and control connected devices through a single user interface. Information filed by Alarm.com Holdings, Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-37461, or its CIK Code: 0001459200. Alarm.com Holdings, Inc.'s website is http://www.alarm.com. Alarm.com Holdings, Inc.'s common stock is listed on the NASDAQ Global Select Market under the ticker symbol "ALRM."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
June 30, 2015*	$16.88	$15.38	$15.38
September 30, 2015	$18.86	$11.45	$11.66
December 31, 2015	$19.14	$11.77	$16.68
March 31, 2016	$23.78	$14.36	$23.70
June 30, 2016	$25.63	$21.00	$25.63
September 30, 2016	$32.93	$24.72	$28.86
November 8, 2016	$29.95	$28.32	$29.89

*Information for the second quarter of 2015 is for the period of June 26, 2015 through June 30, 2015. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2015.

AMETEK, Inc.

According to publicly available information, AMETEK, Inc. is a global manufacturer of electronic instruments and electromechanical devices with operations in North America, Europe, Asia and South America. Information filed by AMETEK, Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-12981, or its CIK Code: 0001037868. AMETEK, Inc.'s website is http:// www.ametek.com. AMETEK, Inc.'s common stock is listed on the New York Stock Exchange under the ticker symbol "AME."

Quarter Ending	Quarter High	Quarter Low	Quarter Close	Quarter Ending	Quarter High	Quarter Low	Quarter Close
March 31, 2008	$20.66	$17.31	$19.52	September 28, 2012	$36.24	$30.40	$35.45
June 30, 2008	$23.58	$19.52	$20.99	December 31, 2012	$38.02	$33.95	$37.57
September 30, 2008	$22.44	$17.07	$18.12	March 28, 2013	$43.36	$38.47	$43.36
December 31, 2008	$18.07	$12.50	$13.43	June 28, 2013	$43.69	$39.75	$42.30
March 31, 2009	$14.71	$10.96	$13.90	September 30, 2013	$47.80	$42.60	$46.02
June 30, 2009	$15.87	$13.30	$15.37	December 31, 2013	$52.67	$43.71	$52.67
September 30, 2009	$17.07	$13.53	$15.52	March 31, 2014	$54.15	$47.66	$51.49
December 31, 2009	$17.49	$14.81	$17.00	June 30, 2014	$54.20	$49.70	$52.28
March 31, 2010	$18.44	$16.07	$18.43	September 30, 2014	$53.18	$48.54	$50.21
June 30, 2010	$19.59	$17.56	$17.84	December 31, 2014	$53.98	$46.12	$52.63
September 30, 2010	$21.23	$17.82	$21.23	March 31, 2015	$53.80	$47.90	$52.54
December 31, 2010	$27.47	$21.25	$26.17	June 30, 2015	$55.38	$51.71	$54.78
March 31, 2011	$29.25	$26.01	$29.25	September 30, 2015	$57.50	$50.83	$52.32
June 30, 2011	$31.18	$27.27	$29.93	December 31, 2015	$56.86	$51.86	$53.59
September 30, 2011	$30.77	$21.95	$21.98	March 31, 2016	$52.65	$44.75	$49.98
December 30, 2011	$28.69	$20.95	$28.07	June 30, 2016	$52.34	$43.88	$46.23
March 30, 2012	$32.72	$28.17	$32.34	September 30, 2016	$49.82	$44.94	$47.78
June 29, 2012	$34.99	$31.34	$33.27	November 8, 2016	$48.19	$44.10	$45.41

América Móvil, S.A.B. de C.V.

According to publicly available information, América Móvil, S.A.B. provides telecommunications services in twenty five countries. Information filed by América Móvil, S.A.B. de C.V. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-16269, or its CIK Code: 0001129137. América Móvil, S.A.B. de C.V.'s website is http:// www.americamovil.com. América Móvil, S.A.B. de C.V.'s American depository receipts are listed on the New York Stock Exchange under the ticker symbol "AMX."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$32.09	$26.35	$31.85	September 28, 2012	$27.51	$25.06	$25.44
June 30, 2008	$33.38	$26.13	$26.38	December 31, 2012	$26.54	$22.77	$23.14
September 30, 2008	$26.62	$21.51	$23.18	March 28, 2013	$25.62	$18.47	$20.96
December 31, 2008	$23.36	$11.82	$15.50	June 28, 2013	$21.85	$18.68	$21.75
March 31, 2009	$17.06	$11.83	$13.54	September 30, 2013	$22.30	$19.24	$19.81
June 30, 2009	$19.54	$13.94	$19.36	December 31, 2013	$23.51	$19.56	$23.37
September 30, 2009	$23.83	$18.59	$21.92	March 31, 2014	$22.65	$19.17	$19.88
December 31, 2009	$24.85	$21.19	$23.49	June 30, 2014	$20.80	$19.33	$20.75

March 31, 2010	$25.41	$21.47	$25.17	September 30, 2014	$26.38	$20.72	$25.20
June 30, 2010	$26.16	$22.87	$23.75	December 31, 2014	$25.04	$20.39	$22.18
September 30, 2010	$26.67	$23.09	$26.67	March 31, 2015	$23.58	$19.52	$20.46
December 31, 2010	$29.74	$27.11	$28.67	June 30, 2015	$22.27	$20.10	$21.31
March 31, 2011	$29.50	$26.82	$29.05	September 30, 2015	$21.11	$16.43	$16.55
June 30, 2011	$29.50	$24.05	$26.94	December 31, 2015	$17.92	$14.43	$14.06
September 30, 2011	$27.04	$21.10	$22.08	March 31, 2016	$15.55	$12.16	$15.53
December 30, 2011	$26.42	$21.50	$22.60	June 30, 2016	$15.72	$11.40	$12.26
March 30, 2012	$24.83	$22.19	$24.83	September 30, 2016	$12.82	$11.13	$11.44
June 29, 2012	$28.25	$22.72	$26.06	November 8, 2016	$13.39	$11.47	$13.39

Acuity Brands, Inc.

According to publicly available information, Acuity Brands, Inc. is a provider of lighting and building management solutions for commercial, institutional, industrial, infrastructure, and residential applications throughout North America and select international markets. Information filed by Acuity Brands, Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-16583, or its CIK Code: 0001144215. Acuity Brands, Inc.'s website is http://www.acuitybrands.com. Acuity Brands, Inc.'s common stock is listed on the New York Stock Exchange under the ticker symbol "AYI."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$47.71	$38.32	$42.95	September 28, 2012	$68.95	$57.44	$63.29
June 30, 2008	$53.50	$43.25	$48.08	December 31, 2012	$67.77	$59.86	$67.73
September 30, 2008	$47.70	$37.61	$41.76	March 28, 2013	$72.93	$65.46	$69.35
December 31, 2008	$40.84	$25.15	$34.91	June 28, 2013	$78.37	$68.25	$75.52
March 31, 2009	$35.36	$20.23	$22.54	September 30, 2013	$93.65	$75.93	$92.02
June 30, 2009	$31.17	$21.54	$28.05	December 31, 2013	$110.19	$92.84	$109.32
September 30, 2009	$34.74	$25.14	$32.21	March 31, 2014	$143.65	$106.28	$132.57
December 31, 2009	$36.43	$30.98	$35.64	June 30, 2014	$138.25	$119.24	$138.25
March 31, 2010	$42.49	$35.25	$42.21	September 30, 2014	$125.62	$107.27	$117.71
June 30, 2010	$47.56	$36.38	$36.38	December 31, 2014	$142.51	$123.78	$140.07
September 30, 2010	$44.37	$35.31	$44.24	March 31, 2015	$172.57	$134.81	$168.16
December 31, 2010	$60.09	$43.80	$57.67	June 30, 2015	$185.96	$165.60	$179.98
March 31, 2011	$60.03	$53.76	$58.49	September 30, 2015	$211.15	$169.87	$175.58
June 30, 2011	$60.96	$54.67	$55.78	December 31, 2015	$234.84	$175.31	$233.80
September 30, 2011	$56.53	$36.04	$36.04	March 31, 2016	$236.17	$175.13	$218.14
December 30, 2011	$53.00	$33.97	$53.00	June 30, 2016	$259.54	$220.17	$247.96
March 30, 2012	$64.76	$50.32	$62.83	September 30, 2016	$279.15	$246.99	$264.60
June 29, 2012	$63.68	$48.90	$50.91	November 8, 2016	$263.52	$217.37	$231.11

CommScope Holding Company, Inc.

According to publicly available information, CommScope Holding Company, Inc. is a global provider of infrastructure solutions for communications networks. Information filed by CommScope Holding Company, Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-36146, or its CIK Code: 0001517228. CommScope Holding Company, Inc.'s website is http:// www.commscope.com. CommScope Holding Company, Inc.'s common stock is listed on the NASDAQ Global Select Market under the ticker symbol "COMM."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 31, 2013*	$18.92	$14.85	$18.92
March 31, 2014	$24.68	$17.31	$24.68
June 30, 2014	$27.84	$23.12	$23.13
September 30, 2014	$26.50	$22.24	$23.91
December 31, 2014	$24.11	$20.19	$22.83
March 31, 2015	$31.56	$20.78	$28.54
June 30, 2015	$32.42	$27.77	$30.51
September 30, 2015	$33.45	$27.64	$30.03
December 31, 2015	$33.21	$25.00	$25.89

March 31, 2016	$27.92	$19.80	$27.92
June 30, 2016	$32.56	$26.40	$31.03
September 30, 2016	$32.47	$28.46	$30.11
November 8, 2016	$33.88	$30.19	$33.88

Information for the fourth quarter of 2013 is for the period of October 25, 2013 through December 31, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2013.

Cubic Corporation

According to publicly available information, Cubic Corporation is an international provider of systems and solutions that address the mass transit and global defense markets' challenges. Information filed by Cubic Corporation with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-08931, or its CIK Code: 0000026076. Cubic Corporation's website is http://www.Cubic.com. Cubic Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol "CUB."

Quarter Ending	Quarter High	Quarter Low	Quarter Close	Quarter Ending	Quarter High	Quarter Low	Quarter Close
September 30, 2008*	$28.86	$24.59	$24.59	December 31, 2012	$50.67	$46.25	$47.97
December 31, 2008	$28.91	$18.85	$27.20	March 28, 2013	$48.40	$41.74	$42.72
March 31, 2009	$31.43	$22.50	$25.33	June 28, 2013	$49.52	$40.90	$48.10
June 30, 2009	$40.05	$25.10	$35.79	September 30, 2013	$54.16	$48.14	$53.68
September 30, 2009	$41.40	$33.73	$39.47	December 31, 2013	$56.55	$49.14	$52.66
December 31, 2009	$38.95	$33.77	$37.30	March 31, 2014	$54.13	$49.04	$51.07
March 31, 2010	$42.01	$32.42	$36.00	June 30, 2014	$52.25	$44.21	$44.51
June 30, 2010	$39.52	$33.66	$36.38	September 30, 2014	$47.04	$42.60	$46.80
September 30, 2010	$41.80	$35.99	$40.80	December 31, 2014	$54.99	$45.40	$52.64
December 31, 2010	$49.74	$40.25	$47.15	March 31, 2015	$53.92	$50.44	$51.77
March 31, 2011	$57.75	$45.81	$57.50	June 30, 2015	$51.27	$46.92	$47.58
June 30, 2011	$57.45	$47.63	$50.99	September 30, 2015	$47.71	$40.33	$41.94
September 30, 2011	$52.89	$37.41	$39.07	December 31, 2015	$49.16	$40.71	$47.25
December 30, 2011	$48.25	$37.16	$43.59	March 31, 2016	$47.87	$30.80	$39.96
March 30, 2012	$51.05	$42.85	$47.28	June 30, 2016	$42.94	$38.19	$40.16
June 29, 2012	$48.22	$42.23	$48.08	September 30, 2016	$48.36	$38.89	$46.81
September 28, 2012	$52.03	$47.92	$50.06	November 8, 2016	$46.93	$40.03	$43.20

* Information for the third quarter of 2008 is for the period of September 2, 2008 through September 30, 2008. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2008.

Amdocs Limited

According to publicly available information, Amdocs Limited provides software and services for communications, entertainment and media industry service providers in developed countries and emerging markets. Information filed by Amdocs Limited with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-14840, or its CIK Code: 0001062579. Amdocs Limited's website is http:// www.amdocs.com. Amdocs Limited's ordinary shares are listed on the NASDAQ Global Select Market under the ticker symbol "DOX."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 31, 2013*	$41.26	$41.02	$41.24
March 31, 2014	$46.46	$40.39	$46.46
June 30, 2014	$48.85	$45.01	$46.33
September 30, 2014	$48.39	$44.30	$45.88
December 31, 2014	$48.75	$44.43	$46.66
March 31, 2015	$54.78	$46.03	$54.40
June 30, 2015	$56.82	$53.41	$54.59
September 30, 2015	$60.49	$54.04	$56.88
December 31, 2015	$60.98	$54.10	$54.57
March 31, 2016	$60.42	$51.69	$60.42

June 30, 2016	$60.41	$54.63	$57.72
September 30, 2016	$61.12	$57.45	$57.85
November 8, 2016	$59.61	$57.84	$58.35

* Information for the fourth quarter of 2013 is for the period of December 20, 2013 through December 31, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2013.

Comfort Systems USA, Inc.

According to publicly available information, Comfort Systems USA, Inc. provides comprehensive mechanical contracting services, which principally includes heating, ventilation and air conditioning, plumbing, piping and controls, as well as off-site construction, electrical, monitoring and fire protection. Information filed by Comfort Systems USA, Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-13011, or its CIK Code: 0001035983. Comfort Systems USA, Inc.'s website is http://www.comfortsystemsusa.com. Comfort Systems USA, Inc.'s common stock is listed on the New York Stock Exchange under the ticker symbol "FIX."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$13.20	$9.78	$13.01	September 28, 2012	$11.82	$9.10	$10.93
June 30, 2008	$14.09	$12.86	$13.44	December 31, 2012	$12.16	$9.61	$12.16
September 30, 2008	$15.48	$12.07	$13.36	March 28, 2013	$14.19	$11.90	$14.09
December 31, 2008	$12.95	$6.65	$10.66	June 28, 2013	$15.33	$11.70	$14.92
March 31, 2009	$11.44	$8.20	$10.37	September 30, 2013	$16.98	$15.10	$16.81
June 30, 2009	$11.47	$8.89	$10.25	December 31, 2013	$20.58	$16.16	$19.39
September 30, 2009	$12.63	$9.73	$11.59	March 31, 2014	$19.62	$15.24	$15.24
December 31, 2009	$12.76	$10.69	$12.34	June 30, 2014	$17.14	$14.61	$15.80
March 31, 2010	$13.26	$11.23	$12.49	September 30, 2014	$16.38	$13.55	$13.55
June 30, 2010	$14.48	$9.66	$9.66	December 31, 2014	$17.42	$12.81	$17.12
September 30, 2010	$11.76	$9.69	$10.73	March 31, 2015	$21.18	$15.87	$21.04
December 31, 2010	$13.39	$10.68	$13.17	June 30, 2015	$23.90	$20.11	$22.95
March 31, 2011	$14.07	$12.12	$14.07	September 30, 2015	$30.12	$22.98	$27.26
June 30, 2011	$14.30	$10.05	$10.61	December 31, 2015	$33.71	$27.47	$28.42
September 30, 2011	$11.88	$8.32	$8.32	March 31, 2016	$32.27	$24.67	$31.77
December 30, 2011	$11.75	$7.88	$10.72	June 30, 2016	$33.59	$29.49	$32.57
March 30, 2012	$12.94	$9.97	$10.91	September 30, 2016	$33.48	$26.26	$29.31
June 29, 2012	$11.25	$8.94	$10.02	November 8, 2016	$29.89	$27.21	$28.70

FLIR Systems, Inc.

According to publicly available information, FLIR Systems, Inc. develops technologies that enhance perception and awareness. Information filed by FLIR Systems, Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-21918, or its CIK Code: 0000354908. FLIR Systems, Inc.'s website is http:// www.flir.com. FLIR Systems, Inc.'s common stock is listed on the NASDAQ Global Select Market under the ticker symbol "FLIR."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$33.15	$23.69	$30.09	September 28, 2012	$21.17	$18.33	$19.98
June 30, 2008	$41.38	$28.72	$40.57	December 31, 2012	$22.31	$18.97	$22.31
September 30, 2008	$45.10	$33.29	$38.42	March 28, 2013	$27.00	$23.08	$26.01
December 31, 2008	$39.21	$24.63	$30.68	June 28, 2013	$26.97	$23.53	$26.97
March 31, 2009	$31.76	$18.87	$20.48	September 30, 2013	$33.75	$27.25	$31.40
June 30, 2009	$26.55	$20.70	$22.56	December 31, 2013	$33.17	$28.17	$30.10
September 30, 2009	$28.64	$20.71	$27.97	March 31, 2014	$36.00	$29.00	$36.00
December 31, 2009	$33.19	$26.73	$32.72	June 30, 2014	$37.23	$33.42	$34.73
March 31, 2010	$32.93	$26.49	$28.20	September 30, 2014	$35.14	$31.34	$31.34
June 30, 2010	$31.42	$26.73	$29.09	December 31, 2014	$34.32	$28.36	$32.31
September 30, 2010	$30.66	$24.40	$25.70	March 31, 2015	$33.97	$29.80	$31.28

December 31, 2010	$29.97	$24.61	$29.75	June 30, 2015	$31.93	$30.09	$30.82
March 31, 2011	$34.61	$28.87	$34.61	September 30, 2015	$31.99	$27.06	$27.99
June 30, 2011	$37.04	$32.03	$33.71	December 31, 2015	$30.56	$26.01	$28.07
September 30, 2011	$34.68	$22.15	$25.05	March 31, 2016	$33.78	$27.60	$32.95
December 30, 2011	$27.68	$24.16	$25.07	June 30, 2016	$33.92	$29.08	$30.95
March 30, 2012	$26.81	$24.56	$25.31	September 30, 2016	$33.23	$30.41	$31.42
June 29, 2012	$25.07	$19.06	$19.50	November 8, 2016	$32.92	$28.97	$32.33

Flowserve Corporation

According to publicly available information, Flowserve Corporation is a manufacturer and aftermarket service provider of comprehensive flow control systems. Information filed by Flowserve Corporation with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-13179, or its CIK Code: 0000030625. Flowserve Corporation's website is www.flowserve.com. Flowserve Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol "FLS."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$37.137	$26.683	$34.793	September 28, 2012	$44.937	$36.183	$42.580
June 30, 2008	$46.177	$34.937	$45.567	December 31, 2012	$48.933	$42.613	$48.933
September 30, 2008	$47.117	$27.057	$29.590	March 28, 2013	$56.353	$50.670	$55.903
December 31, 2008	$29.167	$12.640	$17.167	June 28, 2013	$57.297	$50.440	$54.010
March 31, 2009	$20.027	$14.837	$18.707	September 30, 2013	$63.280	$54.200	$62.390
June 30, 2009	$28.137	$18.937	$23.270	December 31, 2013	$78.830	$60.290	$78.830
September 30, 2009	$33.620	$20.620	$32.847	March 31, 2014	$81.550	$69.710	$78.340
December 31, 2009	$35.677	$31.510	$31.510	June 30, 2014	$79.490	$72.030	$74.350
March 31, 2010	$36.837	$30.057	$36.757	September 30, 2014	$77.880	$70.520	$70.520
June 30, 2010	$39.637	$27.670	$28.267	December 31, 2014	$70.520	$54.800	$59.830
September 30, 2010	$36.473	$28.610	$36.473	March 31, 2015	$62.860	$53.290	$56.490
December 31, 2010	$39.773	$32.327	$39.740	June 30, 2015	$58.880	$51.190	$52.660
March 31, 2011	$44.043	$38.050	$42.933	September 30, 2015	$52.430	$39.850	$41.140
June 30, 2011	$44.997	$33.697	$36.630	December 31, 2015	$48.040	$40.420	$42.080
September 30, 2011	$37.253	$24.667	$24.667	March 31, 2016	$47.210	$35.400	$44.410
December 30, 2011	$34.900	$23.333	$33.107	June 30, 2016	$52.320	$42.100	$45.170
March 30, 2012	$40.163	$33.977	$38.503	September 30, 2016	$49.450	$44.170	$48.240
June 29, 2012	$39.210	$33.387	$38.250	November 8, 2016	$48.240	$41.350	$41.860

Honeywell International Inc.

According to publicly available information, Honeywell International Inc. is a technology and manufacturing company, serving customers worldwide with aerospace products and services, turbochargers, control, sensing and security technologies for buildings, homes and industry, specialty chemicals, electronic and advanced materials, process technology for refining and petrochemicals, and energy efficient products and solutions for homes, business and transportation. Information filed by Honeywell International Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-08974, or its CIK Code: 0000773840. Honeywell International Inc.'s website is http://www.honeywell.com. Honeywell International Inc.'s common stock is listed on the New York Stock Exchange under ticker symbol "HON."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$60.136	$53.643	$56.099	September 28, 2012	$61.369	$53.295	$59.410
June 30, 2008	$62.075	$48.860	$49.994	December 31, 2012	$63.924	$58.813	$63.109
September 30, 2008	$52.430	$40.140	$41.314	March 28, 2013	$75.050	$64.381	$74.921
December 31, 2008	$39.454	$23.535	$32.643	June 28, 2013	$80.390	$71.063	$78.888
March 31, 2009	$35.835	$23.098	$27.701	September 30, 2013	$86.296	$77.437	$82.567
June 30, 2009	$35.586	$28.149	$31.221	December 31, 2013	$90.850	$80.986	$90.850
September 30, 2009	$39.941	$29.143	$36.939	March 31, 2014	$94.897	$87.966	$92.232
December 31, 2009	$41.075	$35.397	$38.977	June 30, 2014	$95.265	$89.846	$92.421
March 31, 2010	$45.012	$36.660	$45.012	September 30, 2014	$96.786	$90.045	$92.590
June 30, 2010	$48.244	$38.808	$38.808	December 31, 2014	$101.400	$84.626	$99.351

September 30, 2010	$44.207	$38.311	$43.690	March 31, 2015	$104.800	$96.557	$103.716
December 31, 2010	$53.414	$43.362	$52.857	June 30, 2015	$106.242	$100.346	$101.390
March 31, 2011	$59.370	$53.176	$59.370	September 30, 2015	$106.689	$91.069	$94.151
June 30, 2011	$61.647	$55.214	$59.251	December 31, 2015	$105.029	$94.171	$102.981
September 30, 2011	$60.096	$41.701	$43.660	March 31, 2016	$112.337	$95.692	$111.412
December 30, 2011	$54.667	$42.079	$54.041	June 30, 2016	$116.652	$110.826	$115.658
March 30, 2012	$61.428	$54.866	$60.703	September 30, 2016	$119.198	$110.965	$115.926
June 29, 2012	$60.941	$52.619	$55.522	November 8, 2016	$116.050	$105.780	$110.620

Hubbell Incorporated

According to publicly available information, Hubbell Incorporated is engaged in the design, manufacture and sale of electrical and electronic products for non-residential and residential construction, industrial and utility applications. Information filed by Hubbell Incorporated with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-02958, or its CIK Code: 0000048898. Hubbell Incorporated's website is http://www.hubbell.com. Hubbell Incorporated's common stock is listed on the New York Stock Exchange under ticker symbol "HUBB."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$50.56	$42.40	$43.69	September 28, 2012	$83.34	$78.85	$80.74
June 30, 2008	$48.63	$39.87	$39.87	December 31, 2012	$86.48	$78.95	$84.63
September 30, 2008	$44.65	$33.57	$35.05	March 28, 2013	$97.73	$84.80	$97.11
December 31, 2008	$36.64	$25.88	$32.68	June 28, 2013	$102.68	$91.94	$99.00
March 31, 2009	$34.60	$22.15	$26.96	September 30, 2013	$110.90	$99.63	$104.74
June 30, 2009	$36.58	$27.80	$32.06	December 31, 2013	$109.29	$101.51	$108.90
September 30, 2009	$43.03	$31.64	$42.00	March 31, 2014	$121.39	$107.03	$119.87
December 31, 2009	$48.05	$40.67	$47.30	June 30, 2014	$125.16	$113.07	$123.15
March 31, 2010	$51.07	$43.06	$50.43	September 30, 2014	$126.41	$116.35	$120.53
June 30, 2010	$52.51	$39.66	$39.69	December 31, 2014	$124.20	$101.44	$106.83
September 30, 2010	$50.82	$38.46	$50.75	March 31, 2015	$116.29	$102.61	$109.62
December 31, 2010	$61.10	$49.31	$60.13	June 30, 2015	$111.74	$108.03	$108.28
March 31, 2011	$71.03	$59.22	$71.03	September 30, 2015	$108.40	$82.96	$84.95
June 30, 2011	$72.70	$62.07	$64.95	December 31, 2015	$99.86	$85.25	$101.04
September 30, 2011	$67.01	$49.17	$49.54	March 31, 2016	$105.93	$86.29	$105.93
December 30, 2011	$67.15	$47.97	$66.86	June 30, 2016	$109.20	$98.17	$105.47
March 30, 2012	$79.39	$67.80	$78.58	September 30, 2016	$108.79	$102.12	$107.74
June 29, 2012	$81.31	$72.82	$77.94	November 8, 2016	$106.37	$101.55	$105.52

iRobot Corporation

According to publicly available information, iRobot Corporation develops proprietary technology incorporating navigation, mobility, manipulation and artificial intelligence to build robots. Information filed by iRobot Corporation with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-36414, or its CIK Code: 0001159167. iRobot Corporation's website is www.irobot.com. iRobot Corporation's common stock is listed on the NASDAQ Global Select Market under the ticker symbol "IRBT".

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$22.42	$16.93	$17.11	September 28, 2012	$26.37	$19.49	$22.76
June 30, 2008	$18.22	$12.57	$13.74	December 31, 2012	$23.98	$16.50	$18.74
September 30, 2008	$17.50	$11.66	$14.82	March 28, 2013	$25.66	$19.94	$25.66
December 31, 2008	$14.72	$7.24	$9.03	June 28, 2013	$39.77	$24.05	$39.77
March 31, 2009	$10.20	$7.10	$7.60	September 30, 2013	$40.39	$31.52	$37.67
June 30, 2009	$13.46	$7.80	$12.98	December 31, 2013	$37.67	$29.25	$34.77
September 30, 2009	$13.54	$10.29	$12.31	March 31, 2014	$45.54	$33.75	$41.05
December 31, 2009	$17.70	$11.34	$17.60	June 30, 2014	$42.82	$30.84	$40.95
March 31, 2010	$18.38	$14.67	$15.16	September 30, 2014	$41.79	$30.45	$30.45
June 30, 2010	$21.91	$14.52	$18.79	December 31, 2014	$37.57	$30.26	$34.72
September 30, 2010	$20.78	$16.57	$18.57	March 31, 2015	$34.93	$29.15	$32.63
December 31, 2010	$25.01	$18.18	$24.88	June 30, 2015	$34.37	$31.88	$31.88

March 31, 2011	$32.89	$24.28	$32.89	September 30, 2015	$32.52	$27.81	$29.14
June 30, 2011	$38.42	$30.10	$35.29	December 31, 2015	$36.95	$29.15	$35.40
September 30, 2011	$37.72	$23.74	$25.16	March 31, 2016	$35.44	$28.39	$35.30
December 30, 2011	$34.96	$22.66	$29.85	June 30, 2016	$38.56	$33.95	$35.08
March 30, 2012	$38.30	$24.60	$27.26	September 30, 2016	$44.03	$34.48	$43.98
June 29, 2012	$26.94	$19.83	$22.15	November 8, 2016	$51.00	$42.37	$50.93

Itron, Inc.

According to publicly available information, Itron, Inc. provides solutions that measure, manage, and analyze energy and water use. Information filed by Itron, Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-22418, or its CIK Code: 0000780571. Itron, Inc.'s website is www.itron.com. Itron, Inc.'s common stock is listed on the NASDAQ Global Select Market under the ticker symbol "ITRI".

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$97.91	$74.15	$90.23	September 28, 2012	$45.85	$37.57	$43.15
June 30, 2008	$105.21	$90.06	$98.35	December 31, 2012	$45.26	$38.71	$44.55
September 30, 2008	$105.53	$87.74	$88.53	March 28, 2013	$47.90	$41.50	$46.40
December 31, 2008	$88.41	$34.43	$63.74	June 28, 2013	$47.00	$39.15	$42.43
March 31, 2009	$66.25	$40.59	$47.35	September 30, 2013	$43.72	$37.16	$42.83
June 30, 2009	$60.80	$44.07	$55.07	December 31, 2013	$45.76	$38.79	$41.43
September 30, 2009	$66.89	$50.88	$64.14	March 31, 2014	$43.14	$33.64	$35.54
December 31, 2009	$68.75	$55.91	$67.57	June 30, 2014	$41.21	$33.68	$40.55
March 31, 2010	$74.95	$59.71	$72.57	September 30, 2014	$42.88	$35.77	$39.31
June 30, 2010	$81.15	$61.82	$61.82	December 31, 2014	$43.35	$36.42	$42.29
September 30, 2010	$65.07	$54.00	$61.23	March 31, 2015	$41.86	$35.05	$36.51
December 31, 2010	$63.22	$53.25	$55.45	June 30, 2015	$37.81	$34.44	$34.44
March 31, 2011	$64.14	$51.03	$56.44	September 30, 2015	$33.91	$28.30	$31.91
June 30, 2011	$55.96	$46.68	$48.16	December 31, 2015	$37.53	$31.75	$36.18
September 30, 2011	$49.40	$29.50	$29.50	March 31, 2016	$43.00	$30.31	$41.72
December 30, 2011	$38.49	$27.52	$35.77	June 30, 2016	$45.51	$39.78	$43.10
March 30, 2012	$48.23	$36.60	$45.41	September 30, 2016	$56.23	$42.34	$55.76
June 29, 2012	$45.42	$33.50	$41.24	November 8, 2016	$59.20	$51.90	$59.20

Lear Corporation

According to publicly available information, Lear Corporation supplies seating, electrical distribution systems and electronic modules, as well as related sub-systems, components and software, to automotive manufacturers worldwide. Information filed by Lear Corporation with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-11311, or its CIK Code: 0000842162. Lear Corporation's website is http://www.lear.com. Lear Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol "LEA."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 31, 2009*	$34.29	$28.13	$33.82	December 31, 2013	$83.11	$70.31	$80.97
March 31, 2010	$40.93	$34.33	$39.68	March 31, 2014	$84.02	$71.97	$83.72
June 30, 2010	$41.95	$32.23	$33.10	June 30, 2014	$91.51	$80.46	$89.32
September 30, 2010	$40.65	$31.81	$39.47	September 30, 2014	$103.28	$86.41	$86.41
December 31, 2010	$49.88	$39.36	$49.36	December 31, 2014	$99.71	$78.22	$98.08
March 31, 2011	$55.96	$47.50	$48.87	March 31, 2015	$111.97	$93.40	$110.82
June 30, 2011	$53.56	$45.80	$53.48	June 30, 2015	$117.93	$110.89	$112.26
September 30, 2011	$54.61	$39.33	$42.90	September 30, 2015	$113.35	$95.05	$108.78
December 30, 2011	$49.69	$36.03	$39.80	December 31, 2015	$126.34	$109.43	$122.83
March 30, 2012	$47.01	$40.73	$46.49	March 31, 2016	$120.71	$94.98	$111.17
June 29, 2012	$46.96	$37.17	$37.73	June 30, 2016	$118.76	$97.71	$101.76
September 28, 2012	$42.07	$34.81	$37.79	September 30, 2016	$121.22	$99.45	$121.22
December 31, 2012	$46.84	$38.45	$46.84	November 8, 2016	$124.46	$112.84	$122.23
September 30, 2013	$73.00	$61.19	$71.57				

* Information for the fourth quarter of 2009 is for the period of November 9, 2009 through December 31, 2009. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2009.

Logitech International S.A.

According to publicly available information, Logitech International S.A. designs, manufactures and markets products that allow people to connect through music, gaming, video, computing, and other digital platforms. Information filed by Logitech International S.A. with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-29174, or its CIK Code: 0001032975. Logitech International S.A.'s website is www.logitech.com Logitech International S.A.'s registered shares are listed on the NASDAQ Global Select Market under the ticker symbol "LOGI".

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$36.20	$23.91	$25.44	September 28, 2012	$10.86	$8.18	$9.15
June 30, 2008	$33.34	$24.13	$26.80	December 31, 2012	$9.38	$6.63	$7.54
September 30, 2008	$27.91	$21.98	$23.32	March 28, 2013	$7.83	$6.60	$6.97
December 31, 2008	$22.59	$11.17	$15.58	June 28, 2013	$7.27	$6.25	$7.05
March 31, 2009	$16.11	$7.64	$10.28	September 30, 2013	$8.97	$6.47	$8.85
June 30, 2009	$15.19	$10.64	$14.00	December 31, 2013	$13.69	$8.75	$13.69
September 30, 2009	$19.15	$13.32	$18.38	March 31, 2014	$16.86	$13.22	$14.89
December 31, 2009	$18.95	$15.85	$17.10	June 30, 2014	$15.46	$12.34	$13.03
March 31, 2010	$18.49	$15.40	$16.34	September 30, 2014	$15.35	$12.56	$12.82
June 30, 2010	$17.84	$13.41	$13.41	December 31, 2014	$15.00	$11.51	$13.43
September 30, 2010	$17.40	$13.36	$17.40	March 31, 2015	$15.21	$12.50	$13.15
December 31, 2010	$21.89	$17.02	$18.55	June 30, 2015	$16.25	$13.13	$14.66
March 31, 2011	$19.97	$17.69	$18.13	September 30, 2015	$14.87	$12.58	$13.11
June 30, 2011	$14.84	$10.48	$11.24	December 31, 2015	$15.73	$13.01	$15.07
September 30, 2011	$11.64	$7.72	$7.81	March 31, 2016	$16.56	$13.48	$15.91
December 30, 2011	$10.34	$7.21	$7.78	June 30, 2016	$16.73	$14.45	$16.28
March 30, 2012	$8.91	$7.20	$7.80	September 30, 2016	$22.46	$15.60	$22.46
June 29, 2012	$11.22	$7.64	$10.67	November 8, 2016	$25.22	$21.44	$24.90

Marvell Technology Group Ltd.

According to publicly available information, Marvell Technology Group Ltd. is a fabless semiconductor provider of application-specific standard products. Information filed by Marvell Technology Group Ltd. with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-30877, or its CIK Code: 0001058057. Marvell Technology Group Ltd.'s website is http://www.marvell.com. Marvell Technology Group Ltd.'s common stock is listed on the NASDAQ Global Select Market under the ticker symbol "MRVL."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$13.33	$10.17	$10.88	September 28, 2012	$12.28	$9.15	$9.15
June 30, 2008	$18.06	$10.50	$17.66	December 31, 2012	$9.37	$7.14	$7.26
September 30, 2008	$17.79	$8.63	$9.30	March 28, 2013	$10.85	$7.39	$10.58
December 31, 2008	$9.12	$4.78	$6.67	June 28, 2013	$11.83	$9.55	$11.71
March 31, 2009	$9.65	$5.80	$9.16	September 30, 2013	$13.38	$11.50	$11.50
June 30, 2009	$12.92	$9.47	$11.64	December 31, 2013	$14.58	$10.96	$14.38
September 30, 2009	$16.43	$11.28	$16.19	March 31, 2014	$16.19	$14.16	$15.75
December 31, 2009	$20.83	$13.72	$20.75	June 30, 2014	$16.23	$14.18	$14.33
March 31, 2010	$21.62	$17.43	$20.38	September 30, 2014	$14.64	$12.80	$13.48
June 30, 2010	$22.58	$15.76	$15.76	December 31, 2014	$15.23	$11.67	$14.50
September 30, 2010	$17.93	$14.51	$17.51	March 31, 2015	$16.59	$14.28	$14.70
December 31, 2010	$20.80	$16.42	$18.55	June 30, 2015	$15.38	$13.14	$13.19
March 31, 2011	$21.88	$15.36	$15.55	September 30, 2015	$13.42	$8.62	$9.05
June 30, 2011	$16.39	$13.21	$14.77	December 31, 2015	$9.56	$8.04	$8.82
September 30, 2011	$15.52	$11.94	$14.53	March 31, 2016	$10.48	$7.77	$10.31
December 30, 2011	$15.67	$13.14	$13.85	June 30, 2016	$10.91	$9.12	$9.53
March 30, 2012	$16.73	$13.99	$15.73	September 30, 2016	$13.27	$9.37	$13.27
June 29, 2012	$15.88	$11.03	$11.28	November 8, 2016	$13.40	$12.52	$12.70

Mueller Water Products, Inc.

According to publicly available information, Mueller Water Products, Inc. is a manufacturer and marketer of products and services used in the transmission, distribution and measurement of water in North America. Information filed by Mueller Water Products, Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-32892, or its CIK Code: 0001350593. Mueller Water Products, Inc.'s website is www.muellerwaterproducts.com. Mueller Water Products, Inc.'s common stock is listed on the New York Stock Exchange under the ticker symbol "MWA."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$9.41	$7.36	$8.18	September 28, 2012	$4.90	$3.36	$4.90
June 30, 2008	$10.32	$7.56	$8.07	December 31, 2012	$5.70	$4.67	$5.61
September 30, 2008	$12.48	$7.26	$8.98	March 28, 2013	$6.19	$5.43	$5.93
December 31, 2008	$8.70	$3.90	$8.40	June 28, 2013	$7.65	$5.44	$6.91
March 31, 2009	$8.24	$1.56	$3.30	September 30, 2013	$8.35	$7.14	$7.99
June 30, 2009	$5.00	$3.32	$3.74	December 31, 2013	$9.37	$7.58	$9.37
September 30, 2009	$5.58	$2.66	$5.48	March 31, 2014	$9.92	$8.12	$9.50
December 31, 2009	$5.77	$4.37	$5.20	June 30, 2014	$9.72	$8.33	$8.64
March 31, 2010	$5.75	$4.51	$4.78	September 30, 2014	$9.28	$7.72	$8.28
June 30, 2010	$5.91	$3.50	$3.71	December 31, 2014	$10.32	$8.00	$10.24
September 30, 2010	$4.08	$2.27	$3.02	March 31, 2015	$10.54	$8.92	$9.85
December 31, 2010	$4.42	$2.84	$4.17	June 30, 2015	$10.36	$9.07	$9.10
March 31, 2011	$4.71	$3.67	$4.48	September 30, 2015	$9.21	$7.46	$7.66
June 30, 2011	$4.52	$3.52	$3.98	December 31, 2015	$9.38	$7.57	$8.60
September 30, 2011	$3.97	$2.03	$2.48	March 31, 2016	$9.88	$7.80	$9.88
December 30, 2011	$3.08	$2.01	$2.44	June 30, 2016	$11.69	$9.62	$11.42
March 30, 2012	$3.47	$2.52	$3.33	September 30, 2016	$12.72	$11.30	$12.55
June 29, 2012	$3.99	$3.20	$3.46	November 8, 2016	$12.61	$10.59	$11.07

MaxLinear, Inc.

According to publicly available information, MaxLinear, Inc. is a provider of radio frequency and mixed-signal integrated circuits for cable and satellite broadband communications, the connected home, and for data center, metro, and long-haul fiber networks. Information filed by MaxLinear, Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-34666, or its CIK Code: 0001288469. MaxLinear Inc.'s website is www.maxlinear.com. MaxLinear, Inc.'s Class A common stock is listed on the New York Stock Exchange under the ticker symbol "MXL."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2010*	$18.70	$17.75	$17.75	September 30, 2013	$8.70	$6.71	$8.29
June 30, 2010	$18.18	$13.69	$13.98	December 31, 2013	$10.43	$7.65	$10.43
September 30, 2010	$14.36	$9.75	$11.22	March 31, 2014	$11.20	$9.32	$9.48
December 31, 2010	$11.36	$9.80	$10.76	June 30, 2014	$10.12	$7.87	$10.07
March 31, 2011	$12.62	$7.76	$8.17	September 30, 2014	$10.67	$6.81	$6.88
June 30, 2011	$9.39	$7.80	$8.66	December 31, 2014	$7.98	$6.31	$7.41
September 30, 2011	$9.23	$4.90	$6.46	March 31, 2015	$8.82	$7.27	$8.13
December 30, 2011	$6.25	$4.14	$4.75	June 30, 2015	$13.20	$8.13	$12.10
March 30, 2012	$6.33	$4.90	$5.57	September 30, 2015	$12.80	$9.17	$12.44
June 29, 2012	$5.46	$4.12	$4.96	December 31, 2015	$17.69	$12.00	$14.73
September 28, 2012	$7.20	$4.03	$6.69	March 31, 2016	$18.62	$13.49	$18.50
December 31, 2012	$6.87	$4.64	$5.02	June 30, 2016	$20.91	$15.86	$17.98
March 28, 2013	$6.40	$5.10	$6.20	September 30, 2016	$22.36	$17.30	$20.27
June 28, 2013	$7.00	$5.62	$7.00	November 8, 2016	$21.39	$18.37	$21.23

* Information for the first quarter of 2010 is for the period of March 24, 2010 through March 31, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2010.

NETGEAR, Inc.

According to publicly available information, NETGEAR, Inc. is a global networking company that delivers products to consumers, businesses and service providers worldwide. Information filed by NETGEAR, Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-50350, or its CIK Code: 0001122904. NETGEAR, Inc.'s website is http://www.netgear.com. NETGEAR Inc.'s common stock is listed on the NASDAQ Global Select Market under the ticker symbol "NTGR."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$34.68	$18.77	$19.95	September 28, 2012	$39.70	$32.30	$38.14
June 30, 2008	$20.34	$13.86	$13.86	December 31, 2012	$39.42	$33.46	$39.42
September 30, 2008	$17.20	$12.87	$15.00	March 28, 2013	$40.83	$32.55	$33.51
December 31, 2008	$14.47	$8.77	$11.41	June 28, 2013	$33.81	$27.26	$30.54
March 31, 2009	$12.42	$8.61	$12.05	September 30, 2013	$33.66	$28.30	$30.86
June 30, 2009	$16.01	$11.51	$14.41	December 31, 2013	$33.09	$28.50	$32.94
September 30, 2009	$19.41	$13.69	$18.35	March 31, 2014	$35.78	$30.93	$33.73
December 31, 2009	$22.41	$17.56	$21.69	June 30, 2014	$34.88	$31.39	$34.77
March 31, 2010	$27.23	$20.61	$26.10	September 30, 2014	$35.27	$31.25	$31.25
June 30, 2010	$28.72	$17.84	$17.84	December 31, 2014	$36.50	$29.97	$35.58
September 30, 2010	$27.91	$17.59	$27.01	March 31, 2015	$35.56	$30.18	$32.88
December 31, 2010	$35.37	$26.18	$33.68	June 30, 2015	$34.17	$29.83	$30.02
March 31, 2011	$37.61	$30.43	$32.44	September 30, 2015	$33.80	$28.37	$29.17
June 30, 2011	$44.11	$30.48	$43.72	December 31, 2015	$45.50	$29.05	$41.91
September 30, 2011	$45.11	$25.35	$25.89	March 31, 2016	$40.71	$35.16	$40.37
December 30, 2011	$38.05	$23.79	$33.57	June 30, 2016	$48.74	$38.54	$47.54
March 30, 2012	$43.18	$34.69	$38.20	September 30, 2016	$60.49	$47.30	$60.49
June 29, 2012	$39.31	$29.60	$34.51	November 8, 2016	$58.42	$49.45	$50.10

Koninklijke Philips N.V.

Koninklijke Philips N.V delivers products, systems and services in the fields of lighting, healthcare and consumer lifestyle. Information filed by Koninklijke Philips N.V with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-05146-01, or its CIK Code: 0000313216. Koninklijke Philips N.V's website is www.philips.com/global. Koninklijke Philips N.V's common shares are listed on the New York Stock Exchange under the ticker symbol "PHG."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$42.34	$35.64	$38.34	September 28, 2012	$24.89	$19.11	$23.45
June 30, 2008	$39.50	$33.80	$33.80	December 31, 2012	$26.81	$23.52	$26.54
September 30, 2008	$35.34	$25.60	$27.25	March 28, 2013	$31.72	$26.60	$29.55
December 31, 2008	$26.75	$14.79	$19.87	June 28, 2013	$30.65	$26.75	$27.19
March 31, 2009	$20.78	$13.98	$14.87	September 30, 2013	$33.60	$27.28	$32.25
June 30, 2009	$20.30	$15.45	$18.42	December 31, 2013	$36.97	$31.36	$36.97
September 30, 2009	$25.82	$17.52	$24.36	March 31, 2014	$38.36	$33.13	$35.16
December 31, 2009	$30.19	$22.89	$29.44	June 30, 2014	$35.95	$30.35	$31.76
March 31, 2010	$33.48	$28.26	$32.02	September 30, 2014	$32.39	$29.80	$31.71
June 30, 2010	$35.90	$28.09	$29.84	December 31, 2014	$31.02	$26.36	$29.00
September 30, 2010	$33.32	$26.84	$31.32	March 31, 2015	$30.31	$27.54	$28.34
December 31, 2010	$33.90	$27.10	$30.70	June 30, 2015	$30.08	$25.46	$25.46
March 31, 2011	$33.81	$29.81	$32.17	September 30, 2015	$28.23	$23.19	$23.46
June 30, 2011	$32.44	$23.36	$25.68	December 31, 2015	$27.29	$23.66	$25.45
September 30, 2011	$25.74	$16.87	$17.94	March 31, 2016	$28.58	$23.68	$28.55
December 30, 2011	$22.54	$17.22	$20.95	June 30, 2016	$28.58	$23.29	$24.94
March 30, 2012	$21.51	$18.34	$20.35	September 30, 2016	$29.97	$24.05	$29.59
June 29, 2012	$20.26	$17.32	$19.67	November 8, 2016	$30.55	$28.43	$30.55

Pentair plc

According to publicly available information, Pentair plc is an industrial manufacturing company. Information filed by Pentair plc with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-11625, or its CIK Code: 0000077360. Pentair plc's website is https://www.pentair.com. Pentair plc's ordinary shares are listed on the New York Stock Exchange under the ticker symbol "PNR."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$34.52	$27.78	$31.90	September 28, 2012	$44.75	$37.98	$44.51
June 30, 2008	$37.70	$32.61	$35.02	December 31, 2012	$49.25	$40.87	$49.15
September 30, 2008	$39.47	$32.03	$34.57	March 28, 2013	$53.49	$49.65	$52.75
December 31, 2008	$34.44	$19.14	$23.67	June 28, 2013	$59.72	$50.05	$57.69
March 31, 2009	$26.22	$17.60	$21.67	September 30, 2013	$65.92	$57.93	$64.94
June 30, 2009	$28.75	$22.60	$25.62	December 31, 2013	$77.67	$63.80	$77.67
September 30, 2009	$31.53	$23.48	$29.52	March 31, 2014	$82.81	$71.57	$79.34
December 31, 2009	$33.63	$28.53	$32.30	June 30, 2014	$80.55	$72.12	$72.12
March 31, 2010	$35.62	$30.30	$35.62	September 30, 2014	$73.22	$63.65	$65.49
June 30, 2010	$38.98	$31.62	$32.20	December 31, 2014	$69.08	$59.84	$66.42
September 30, 2010	$35.00	$29.96	$33.63	March 31, 2015	$68.03	$61.36	$62.89
December 31, 2010	$37.15	$32.32	$36.51	June 30, 2015	$68.75	$60.51	$68.75
March 31, 2011	$38.58	$35.44	$37.79	September 30, 2015	$68.71	$50.46	$51.04
June 30, 2011	$40.48	$37.00	$40.36	December 31, 2015	$59.40	$48.21	$49.53
September 30, 2011	$42.25	$30.08	$32.01	March 31, 2016	$54.26	$42.88	$54.26
December 30, 2011	$38.13	$30.97	$33.29	June 30, 2016	$62.28	$50.70	$58.29
March 30, 2012	$47.61	$34.12	$47.61	September 30, 2016	$66.77	$57.90	$64.24
June 29, 2012	$47.12	$37.11	$38.28	November 8, 2016	$64.00	$53.92	$55.93

Roper Technologies, Inc.

According to publicly available information, Roper Technologies, Inc. is a technology company that operates businesses that design and develop software (both license and software-as-a-service) and engineered products and solutions for markets including healthcare, transportation, food, energy, water, education and academic research. Information filed by Roper Technologies, Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-12273, or its CIK Code: 0000882835. Roper Technologies, Inc.'s website is http://www.ropertech.com/. Roper Technologies, Inc.'s common stock is listed on the New York Stock Exchange under the ticker symbol "ROP."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$61.01	$50.05	$59.44	September 28, 2012	$111.08	$93.73	$109.89
June 30, 2008	$67.70	$59.39	$65.88	December 31, 2012	$113.14	$106.31	$111.48
September 30, 2008	$65.49	$54.75	$56.96	March 28, 2013	$127.31	$114.14	$127.31
December 31, 2008	$54.66	$35.19	$43.41	June 28, 2013	$126.33	$118.12	$124.22
March 31, 2009	$45.73	$36.96	$42.45	September 30, 2013	$135.01	$123.15	$132.87
June 30, 2009	$47.99	$41.03	$45.31	December 31, 2013	$138.68	$123.57	$138.68
September 30, 2009	$53.05	$42.27	$50.98	March 31, 2014	$141.92	$131.80	$133.51
December 31, 2009	$55.04	$47.50	$52.37	June 30, 2014	$148.94	$128.99	$146.01
March 31, 2010	$58.34	$50.08	$57.84	September 30, 2014	$151.21	$142.50	$146.29
June 30, 2010	$63.91	$55.47	$55.96	December 31, 2014	$160.48	$138.63	$156.35
September 30, 2010	$65.59	$54.78	$65.18	March 31, 2015	$174.02	$145.75	$172.00
December 31, 2010	$78.43	$64.98	$76.43	June 30, 2015	$177.79	$167.08	$172.46
March 31, 2011	$87.49	$73.56	$86.46	September 30, 2015	$177.08	$152.93	$156.70
June 30, 2011	$88.45	$78.30	$83.30	December 31, 2015	$194.83	$157.75	$189.79
September 30, 2011	$87.13	$65.91	$68.91	March 31, 2016	$187.56	$158.89	$182.77
December 30, 2011	$88.42	$66.40	$86.87	June 30, 2016	$184.66	$164.77	$170.56
March 30, 2012	$100.71	$88.02	$99.16	September 30, 2016	$182.84	$163.33	$182.47
June 29, 2012	$102.99	$95.24	$98.58	November 8, 2016	$182.31	$167.91	$174.04

Silicon Laboratories Inc.

According to publicly available information, Silicon Laboratories Inc. is a provider of silicon, software and solutions for the Internet of Things, Internet infrastructure, industrial control, consumer and automotive markets. Information filed by Silicon Laboratories Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-29823, or its CIK Code: 0001038074. Silicon Laboratories Inc.'s website is www.silabs.com/. Silicon Laboratories Inc.'s common stock is listed on the NASDAQ Global Select Market under the ticker symbol "SLAB."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$36.87	$26.67	$31.54	September 28, 2012	$40.21	$34.94	$36.76
June 30, 2008	$38.22	$31.55	$36.09	December 31, 2012	$42.74	$35.54	$41.81
September 30, 2008	$35.78	$29.63	$30.70	March 28, 2013	$44.82	$40.04	$41.36
December 31, 2008	$30.44	$17.54	$24.78	June 28, 2013	$43.41	$38.96	$41.41
March 31, 2009	$27.92	$20.51	$26.40	September 30, 2013	$45.65	$38.45	$42.71
June 30, 2009	$38.75	$26.38	$37.94	December 31, 2013	$43.96	$37.85	$43.31
September 30, 2009	$48.82	$35.18	$46.36	March 31, 2014	$53.27	$41.94	$52.25
December 31, 2009	$48.72	$41.05	$48.34	June 30, 2014	$53.25	$43.54	$49.25
March 31, 2010	$49.00	$42.24	$47.67	September 30, 2014	$49.33	$40.04	$40.64
June 30, 2010	$52.69	$40.56	$40.56	December 31, 2014	$48.26	$37.07	$47.62
September 30, 2010	$43.73	$34.85	$36.65	March 31, 2015	$52.60	$43.76	$50.77
December 31, 2010	$46.99	$36.10	$46.02	June 30, 2015	$58.45	$50.46	$54.01
March 31, 2011	$49.87	$41.78	$43.21	September 30, 2015	$53.56	$39.67	$41.54
June 30, 2011	$45.28	$37.82	$41.26	December 31, 2015	$54.31	$40.63	$48.54
September 30, 2011	$42.77	$31.22	$33.51	March 31, 2016	$47.43	$36.94	$44.96
December 30, 2011	$44.07	$32.39	$43.42	June 30, 2016	$50.78	$42.80	$48.74
March 30, 2012	$47.03	$41.52	$43.00	September 30, 2016	$58.80	$46.65	$58.80
June 29, 2012	$43.07	$32.55	$37.90	November 8, 2016	$62.75	$56.75	$60.55

STMicroelectronics N.V.

According to publicly available information, STMicroelectronics N.V. is a global independent semiconductor company that designs, develops, manufactures and markets products including discrete and standard commodity components, application-specific integrated circuits, full custom devices and semi-custom devices and application-specific standard products for analog, digital and mixed-signal applications, as well as participates in the manufacturing value chain of smartcard products, which include the production and sale of both silicon chips and smartcards. Information filed by STMicroelectronics N.V. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-13546, or its CIK Code: 0000932787. STMicroelectronics N.V.'s website is www.st.com/. STMicroelectronics N.V.'s common shares are listed on the New York Stock Exchange under the ticker symbol "STM."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$14.07	$9.88	$10.66	September 28, 2012	$6.74	$4.58	$5.40
June 30, 2008	$13.56	$10.33	$10.33	December 31, 2012	$7.24	$5.43	$7.24
September 30, 2008	$13.40	$9.85	$10.18	March 28, 2013	$9.08	$7.30	$7.71
December 31, 2008	$10.30	$6.10	$6.65	June 28, 2013	$9.89	$7.11	$8.99
March 31, 2009	$7.03	$3.79	$4.96	September 30, 2013	$9.85	$7.97	$9.20
June 30, 2009	$8.20	$5.13	$7.51	December 31, 2013	$9.18	$7.26	$8.00
September 30, 2009	$9.86	$6.99	$9.43	March 31, 2014	$9.40	$7.40	$9.24
December 31, 2009	$10.15	$7.96	$9.27	June 30, 2014	$9.96	$8.57	$8.89
March 31, 2010	$9.94	$8.00	$9.86	September 30, 2014	$9.35	$7.53	$7.69
June 30, 2010	$10.63	$7.52	$7.91	December 31, 2014	$7.72	$6.37	$7.47
September 30, 2010	$8.84	$6.54	$7.63	March 31, 2015	$9.94	$7.27	$9.27
December 31, 2010	$10.44	$7.30	$10.44	June 30, 2015	$9.94	$7.57	$8.12
March 31, 2011	$13.47	$10.73	$12.42	September 30, 2015	$8.07	$6.32	$6.82
June 30, 2011	$12.81	$9.23	$9.96	December 31, 2015	$7.86	$6.48	$6.66
September 30, 2011	$10.31	$5.80	$6.50	March 31, 2016	$6.75	$5.31	$5.58
December 30, 2011	$7.52	$5.34	$5.93	June 30, 2016	$6.50	$5.24	$5.89
March 30, 2012	$8.59	$6.11	$8.19	September 30, 2016	$8.16	$5.44	$8.15
June 29, 2012	$8.10	$4.64	$5.44	November 8, 2016	$9.45	$7.88	$9.37

TE Connectivity Ltd.

According to publicly available information, TE Connectivity Ltd. is a global technology company that designs and manufactures connectivity and sensors solutions.. Information filed by TE Connectivity Ltd. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-33260, or its CIK Code: 0001385157. TE

Connectivity Ltd.'s website is http://www.te.com/usa-en/home.html. TE Connectivity Ltd.'s common shares are listed on the New York Stock Exchange under the ticker symbol "TEL."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$36.77	$31.18	$34.32	September 28, 2012	$37.11	$30.64	$34.01
June 30, 2008	$40.12	$34.04	$35.82	December 31, 2012	$37.95	$32.03	$37.12
September 30, 2008	$37.40	$25.00	$27.66	March 28, 2013	$42.54	$36.88	$41.93
December 31, 2008	$27.61	$12.97	$16.21	June 28, 2013	$46.87	$39.11	$45.54
March 31, 2009	$17.55	$7.44	$11.04	September 30, 2013	$53.54	$46.20	$51.78
June 30, 2009	$20.39	$11.20	$18.59	December 31, 2013	$55.11	$49.91	$55.11
September 30, 2009	$23.94	$16.68	$22.28	March 31, 2014	$60.21	$54.45	$60.21
December 31, 2009	$24.60	$21.12	$24.55	June 30, 2014	$62.24	$56.66	$61.84
March 31, 2010	$28.22	$24.60	$27.48	September 30, 2014	$64.97	$55.29	$55.29
June 30, 2010	$32.85	$25.38	$25.38	December 31, 2014	$65.00	$51.47	$63.25
September 30, 2010	$29.69	$24.39	$29.22	March 31, 2015	$73.42	$61.19	$71.62
December 31, 2010	$35.63	$29.42	$35.40	June 30, 2015	$71.16	$64.00	$64.30
March 31, 2011	$38.51	$32.33	$34.82	September 30, 2015	$64.36	$55.53	$59.89
June 30, 2011	$37.90	$33.58	$36.76	December 31, 2015	$67.61	$59.47	$64.61
September 30, 2011	$38.23	$27.86	$28.14	March 31, 2016	$63.44	$52.27	$61.92
December 30, 2011	$36.69	$27.25	$30.81	June 30, 2016	$63.69	$54.83	$57.11
March 30, 2012	$37.30	$31.48	$36.75	September 30, 2016	$64.54	$55.52	$64.38
June 29, 2012	$36.97	$30.51	$31.91	November 8, 2016	$65.35	$61.03	$65.35

The Toro Company

According to publicly available information, The Toro Company designs, manufactures, and markets professional turf maintenance equipment and services, turf irrigation systems, landscaping equipment and lighting, agricultural micro-irrigation systems, rental and specialty construction equipment, snow and ice management products, and residential yard and snow thrower products. Information filed by The Toro Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-08649, or its CIK Code: 0000737758. The Toro Company's website is www.thetorocompany.com <http://www.thetorocompany.com/> . The Toro Company's common stock is listed on the New York Stock Exchange under the ticker symbol "TTC."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$13.24	$10.26	$10.35	September 28, 2012	$20.06	$18.38	$19.89
June 30, 2008	$10.83	$8.32	$8.32	December 31, 2012	$22.54	$19.71	$21.49
September 30, 2008	$11.04	$7.67	$10.33	March 28, 2013	$24.16	$21.82	$23.02
December 31, 2008	$10.64	$6.23	$8.25	June 28, 2013	$24.12	$21.67	$22.71
March 31, 2009	$9.07	$5.11	$6.05	September 30, 2013	$27.60	$22.98	$27.18
June 30, 2009	$8.59	$5.95	$7.48	December 31, 2013	$31.80	$26.76	$31.80
September 30, 2009	$10.43	$7.22	$9.94	March 31, 2014	$33.47	$30.60	$31.60
December 31, 2009	$10.95	$9.25	$10.45	June 30, 2014	$32.93	$30.78	$31.80
March 31, 2010	$12.64	$9.47	$12.29	September 30, 2014	$31.89	$28.83	$29.62
June 30, 2010	$14.57	$11.88	$12.28	December 31, 2014	$33.37	$28.08	$31.91
September 30, 2010	$14.34	$11.87	$14.06	March 31, 2015	$34.95	$30.50	$35.06
December 31, 2010	$16.10	$13.93	$15.41	June 30, 2015	$35.05	$33.52	$33.89
March 31, 2011	$16.57	$14.78	$16.56	September 30, 2015	$36.34	$33.03	$35.27
June 30, 2011	$16.98	$14.59	$15.13	December 31, 2015	$39.06	$35.05	$36.54
September 30, 2011	$15.62	$11.69	$12.32	March 31, 2016	$44.28	$32.75	$43.06
December 30, 2011	$15.45	$11.41	$15.17	June 30, 2016	$44.86	$41.59	$44.10
March 30, 2012	$17.99	$15.14	$17.78	September 30, 2016	$49.29	$44.10	$46.84
June 29, 2012	$18.86	$16.44	$18.32	November 8, 2016	$48.71	$46.39	$48.71

Watts Water Technologies, Inc.

According to publicly available information, Watts Water Technologies, Inc. is a global manufacturer of products and systems focused on the control, conservation and quality of water and the comfort and safety of the people using it. Information filed by Watts Water Technologies, Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-11499, or its CIK Code: 0000795403. Watts Water's website is www.wattswater.com . Watts

Water Technologies, Inc.'s Class A common stock is listed on the New York Stock Exchange under the ticker symbol "WTS."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2008	$30.47	$25.80	$28.03	September 28, 2012	$39.84	$31.44	$37.83
June 30, 2008	$30.58	$24.30	$24.90	December 31, 2012	$42.99	$36.75	$42.99
September 30, 2008	$32.21	$22.84	$27.35	March 28, 2013	$49.61	$43.33	$47.99
December 31, 2008	$28.77	$17.42	$24.97	June 28, 2013	$48.06	$44.01	$45.34
March 31, 2009	$26.38	$15.96	$19.56	September 30, 2013	$57.82	$46.43	$56.37
June 30, 2009	$22.77	$19.63	$21.54	December 31, 2013	$62.21	$52.74	$61.87
September 30, 2009	$32.47	$19.82	$30.25	March 31, 2014	$62.09	$53.67	$58.69
December 31, 2009	$32.38	$28.25	$30.92	June 30, 2014	$62.00	$52.71	$61.73
March 31, 2010	$32.85	$27.96	$31.06	September 30, 2014	$65.80	$57.43	$58.25
June 30, 2010	$36.55	$28.66	$28.66	December 31, 2014	$64.76	$54.95	$63.44
September 30, 2010	$35.04	$27.77	$34.05	March 31, 2015	$62.91	$52.74	$55.03
December 31, 2010	$37.12	$32.53	$36.59	June 30, 2015	$56.05	$51.66	$51.85
March 31, 2011	$40.57	$35.06	$38.19	September 30, 2015	$57.43	$48.34	$52.82
June 30, 2011	$38.98	$32.17	$35.41	December 31, 2015	$59.75	$50.13	$49.67
September 30, 2011	$36.59	$24.51	$26.65	March 31, 2016	$55.70	$44.94	$55.13
December 30, 2011	$38.20	$24.85	$34.21	June 30, 2016	$60.55	$53.95	$58.26
March 30, 2012	$42.34	$35.29	$40.75	September 30, 2016	$65.90	$57.11	$64.84
June 29, 2012	$41.48	$31.87	$33.34	November 8, 2016	$64.99	$59.25	$62.80

Xylem Inc.

According to publicly available information, Xylem Inc. is a global equipment and service provider for water and wastewater applications with products and services addressing the full cycle of water, from collection, distribution and use to the return of water to the environment. Information filed by Xylem Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-35229, or its CIK Code: 0001524472. Xylem Inc.'s website is www.xyleminc.com. Xylem Inc.'s common stock is listed on the New York Stock Exchange under the ticker symbol "XYL."

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 30, 2011*	$27.31	$23.00	$25.69	September 30, 2014	$39.13	$34.98	$35.49
March 30, 2012	$28.73	$25.14	$27.75	December 31, 2014	$38.95	$31.91	$38.07
June 29, 2012	$28.38	$23.61	$25.17	March 31, 2015	$38.08	$34.10	$35.02
September 28, 2012	$25.98	$23.16	$25.15	June 30, 2015	$37.30	$34.96	$37.07
December 31, 2012	$27.57	$23.44	$27.10	September 30, 2015	$36.81	$30.46	$32.85
March 28, 2013	$29.34	$26.68	$27.56	December 31, 2015	$37.67	$32.69	$36.50
June 28, 2013	$28.93	$25.77	$26.94	March 31, 2016	$41.04	$32.80	$40.90
September 30, 2013	$29.08	$24.19	$27.93	June 30, 2016	$46.46	$40.78	$44.65
December 31, 2013	$34.77	$27.21	$34.60	September 30, 2016	$52.62	$44.84	$52.45
March 31, 2014	$39.40	$32.80	$36.42	November 8, 2016	$52.47	$46.96	$49.30
June 30, 2014	$39.78	$34.89	$39.08				

* Information for the fourth quarter of 2011 is for the period of December 11, 2011 through December 31, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2011.

Supplemental Discussion of U.S. Federal Income Tax Consequences

General. The following is a general description of certain U.S. federal tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are a resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date. This discussion replaces the federal income tax discussions in the product prospectus supplement and accompanying prospectus.

This discussion applies to you only if you are the original investor in the Notes and you hold your Notes as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

- a dealer in securities or currencies,
- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
- a financial institution or a bank,
- a regulated investment company or a real estate investment trust or a common trust fund,
- a life insurance company,
- a tax-exempt organization or an investor holding the Notes in a tax-advantaged account (such as an "Individual Retirement Account" or "Roth IRA"),
- a person that owns Notes as part of a straddle or a hedging or conversion transaction, or who has entered into a "constructive sale" with respect to a note for tax purposes, or
- a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

This discussion, other than the section entitled "Non-U.S. Holders" below, is applicable to you only if you are a U.S. holder. You are a U.S. holder if you are a beneficial owner of a note and you are: (i) a citizen or resident of the U.S., (ii) a domestic corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

If a partnership holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Notes.

Section 1297. In addition, we will not attempt to ascertain whether any Basket Component Issuer would be treated as a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297 of the Code. If any such entity were so treated, certain adverse U.S. federal income tax consequences might apply upon the sale, exchange or retirement of a note. You should refer to information filed with the SEC or the equivalent governmental authority by such entities and consult your tax advisor regarding the possible consequences to you if any such entity is or becomes a PFIC.

U.S. Tax Treatment. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the Notes are uncertain. Accordingly, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes (and of having agreed to the required tax treatment of your Notes described below) and as to the application of state, local or other tax laws to your investment in your Notes and the possible effects of changes in federal or other tax laws.

Pursuant to the terms of the Notes, TD and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Notes as pre-paid derivative contracts with respect to the Basket. If your Notes are so treated, you should generally recognize gain or loss upon the sale, exchange, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss). The deductibility of capital losses is subject to limitations.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above.

Possible Change in Law. The Internal Revenue Service ("IRS") released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury Department are actively considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special "constructive ownership rules" of Section 1260 of the Code should be applied to such instruments.

In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes.

Additionally, in 2013 the House Ways and Means Committee has released in draft form certain proposed legislation relating to financial instruments. If enacted, the effect of this legislation generally would be to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any such legislation or guidance will affect Notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your Notes.

Medicare Tax on Net Investment Income. U.S. holders that are individuals or estates and certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income," or "undistributed net investment income" in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust (which, in 2016, is $12,400). The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other "specified foreign financial assets" (applying certain attribution rules) exceeds $50,000. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require U.S. taxpayers to report certain transactions ("Reportable Transactions") on IRS Form 8886. An investment in the Notes or a sale of the Notes should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Notes or a sale of the Notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Backup Withholding and Information Reporting. The proceeds received from a sale, exchange, redemption or maturity of the Notes will be subject to information reporting unless you are an "exempt recipient" and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Holders. This section applies only if you are a non-U.S. holder. For these purposes, you are a non-U.S. holder if you are the beneficial owner of the Notes and are, for U.S. federal income tax purposes, a non-resident alien individual, a foreign corporation, or an estate or trust that, in either case, is not subject to U.S. federal income tax on a net income basis on income or gain from the Notes.

If you are a non-U.S. holder, you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your foreign status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Gain from the sale, exchange, redemption or maturity of the Notes generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by you in the U.S. or unless you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such sale, exchange, redemption or maturity and certain other conditions are satisfied.

Section 897. We will not attempt to ascertain whether any Basket Component Issuer would be treated as a "United States real property holding corporation" (a "USRPHC") within the meaning of Section 897 of the Code. In general, if a Basket Component is a USRPHC, you would be required to report any gain on disposition of an interest in such USRPHC as ordinary income, rather than as capital gain, and the taxpayer is subject to tax on such gain in the year such gain is recognized at the highest ordinary income tax rate and for a non-deductible interest charge at the federal underpayment rate as if the gain had been earned ratably over each day in such taxpayer's holding period and such tax liabilities had been due with respect to each prior year in the taxpayer's holding periods. We also have not attempted to determine whether the Notes should be treated as "United States real property interests" as defined in Section 897 of the Code. If any Basket Component Issuer or the Notes were so treated, certain adverse U.S. federal income tax consequences could possibly apply, including subjecting any gain to a non-U.S. holder in respect of a Note upon a sale, exchange, redemption or other taxable disposition of the Note to U.S. federal income tax on a net basis, and the proceeds from such a taxable disposition to a 15% withholding tax. Non-U.S. holders should consult their tax advisors regarding the potential treatment of any Basket Component Issuer as a USRPHC or the Notes as United States real property interests.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes cause payments with respect to the Notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.

Both U.S. and non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD and the Basket Component Issuers).

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, as the Agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, the Agent will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the Notes directly to investors. The Agent may resell the Notes to other registered broker-dealers at the public offering price less a concession not in excess of $17.50 (1.75%) per Note. The Agent or other registered broker-dealers will offer the Notes at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The price for investors purchasing the Notes in these accounts may be as low as $982.50 (98.25%) per Note. The Issuer expects to enter into swap agreements or related hedge transactions with an unaffiliated hedge counterparty in connection with the sale of the Notes, and the hedge counterparty may earn income as a result of payments pursuant to the swap, or the related hedge transactions. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

We expect that delivery of the Notes will be made against payment for the Notes on or about   , 2016, which is the third (3rd) Business Day following the Pricing Date (this settlement cycle being referred to as "T+3"). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. See "Plan of Distribution" in the prospectus.

Conflicts of Interest. TDS is an affiliate of TD and, as such, has a "conflict of interest" in this offering within the meaning of Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We, TDS or third parties may use this pricing supplement in the initial sale of the Notes. In addition, we, TDS or third parties may use this pricing supplement in a market-making transaction in the Notes after their initial sale. **If a purchaser buys the Notes from us, TDS or another third party, this pricing supplement is being used in a market-making transaction unless we, TDS or another third party informs such purchaser otherwise in the confirmation of sale.**